UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of July 2003


                           DEUTSCHE BANK CORPORATION

                (Translation of Registrant's Name Into English)

                       DEUTSCHE BANK AKTIENGESELLSCHAFT
                                TAUNUSANLAGE 12
                            60325 FRANKFURT am MAIN
                                    GERMANY

                   (Address of Principal Executive Offices)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F   X     Form 40-F


             Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes            No   X

             This Report on Form 6-K contains the Discussion of Results and Financial Statements from Deutsche Bank AG's Interim Report as of June 30, 2003 and a document containing Definitions of Certain Financial Measures used by Deutsche Bank AG in its presentation of results.

                                                                    RESULTS 2003
                                                    INTERIM REPORT AS OF JUNE 30

                                     [LOGO]


                                                                   DEUTSCHE BANK

Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

INTERIM REPORT AS OF JUNE 30, 2003

DISCUSSION OF RESULTS

INCOME BEFORE INCOME TAX EXPENSE

Income before income tax expense was [e] 1.1 billion in the second quarter of 2003, compared to [e] 2.2 billion in the second quarter of 2002 and [e] 234 million in the first quarter of 2003.

The results in each quarter include certain gains and charges, primarily related to our industrial holdings, other equity investments and sales of businesses. These items are set forth in the table below and explained in this "Discussion of Results".

in [e]m.                                                     2Q03           1Q03           2Q02
-----------------------------------------------------------------------------------------------
Net gains (losses) on securities available for sale/
industrial holdings incl. hedging                              45           (392)         2,045
-----------------------------------------------------------------------------------------------
Significant equity pick-ups/net write-downs                  (169)          (715)          (497)
-----------------------------------------------------------------------------------------------
Other revenues: net gains (losses)
from businesses sold/held for sale                            (49)           503            213
-----------------------------------------------------------------------------------------------
Restructuring activities                                       27              2           (265)
-----------------------------------------------------------------------------------------------
Goodwill impairment                                             -           (114)             -


NET INCOME (LOSS)

Net income in the second quarter of 2003 was [e]572 million, compared to net income of [e] 204 million in the second quarter of 2002 and a net loss of [e] 219 million in the first quarter of 2003, increases of [e] 368 million and [e] 791 million, respectively. In the second quarter of 2003, income tax expense was [e] 519 million, including [e] 16 million from the reversing effect of the tax credit recorded for the 1999 and 2000 German tax law changes. The net loss in the first quarter of 2003 reflected income tax expense of [e] 453 million, including [e] 30 million from the reversing effect of the tax credit recorded for the aforementioned tax law changes. Most of the net charges recorded in the first quarter of 2003 (detailed above) were not tax deductible, resulting in income tax expense exceeding income before income taxes. Further details on the impact of income tax on our results are provided on pages 12 and 36-37 of this Interim Report.

NET INTEREST AND TRADING REVENUES

Net interest revenues of [e] 1.7 billion in the second quarter of 2003 were 28 % lower than in the second quarter of 2002 and 28 % higher than in the first quarter of 2003. Trading revenues, net of [e] 1.5 billion increased 57 % compared to the second quarter of 2002 and declined 14 % compared to the first quarter of 2003.

Deutsche Bank's trading and risk management businesses include significant activities in interest rate instruments and related derivatives. Under U.S. GAAP, interest revenues earned from trading activities (e.g. coupon and dividend income) as well as funding costs on net trading assets are part of net interest revenues. Our trading activities can periodically shift revenues between trading and interest revenues, depending on a variety of factors, including risk management strategies. In order to provide a more business- focussed commentary, we will analyze the combined net interest and trading revenues by group division and by product within the Corporate and Investment Bank Group Division (CIB), rather than by the type of revenues generated.




                                               Three months ended                 % change from              Six months ended
                            -------------------------------------------------------------------------------------------------
                            Jun 30,        Mar 31,        Jun 30,           1Q03           2Q02        Jun 30,        Jun 30,
in [e] m.                      2003           2003           2002                                         2003           2002
-----------------------------------------------------------------------------------------------------------------------------
Net interest revenues         1,672          1,306          2,334             28            (28)         2,978          4,059
Trading revenues, net         1,529          1,784            974            (14)            57          3,313          2,373
-----------------------------------------------------------------------------------------------------------------------------
TOTAL NET INTEREST AND
TRADING REVENUES              3,201          3,090         3,308               4             (3)         6,291          6,432
-----------------------------------------------------------------------------------------------------------------------------

BREAKDOWN BY GROUP DIVISION/CIB PRODUCT:
-----------------------------------------------------------------------------------------------------------------------------
  Sales & Trading (equity)      772            504            280             53            176          1,276            561
  Sales & Trading (debt
  and other products)         1,505          1,648          1,445             (9)             4          3,153          3,044
Sales & Trading               2,277          2,152          1,725              6             32          4,429          3,605
Loan products                   175            268            381            (35)           (54)           443            806
Transaction services            214            228            266             (6)           (20)           442            557
Remaining products 1           (121)           (45)           (75)           169             61           (166)          (311)
-----------------------------------------------------------------------------------------------------------------------------
Corporate and Investment Bank 2,545          2,603          2,297             (2)            11          5,147          4,656
-----------------------------------------------------------------------------------------------------------------------------
Private Clients and
Asset Management                631            668            742             (6)           (15)         1,300          1,614
-----------------------------------------------------------------------------------------------------------------------------
Corporate Investments            56            (23)           185            N/M            (70)            33            261
-----------------------------------------------------------------------------------------------------------------------------
Consolidation & adjustments     (31)          (158)            84            (80)           N/M           (189)           (99)
-----------------------------------------------------------------------------------------------------------------------------
TOTAL NET INTEREST AND
TRADING REVENUES              3,201          3,090          3,308              4             (3)         6,291          6,432
-----------------------------------------------------------------------------------------------------------------------------


N/M - Not meaningful

1 Includes origination, advisory and other products.

The Group's combined net interest and trading revenues of [e] 3.2 billion declined [e] 107 million, or 3 %, compared to the second quarter of 2002 and increased [e] 111 million, or 4 %, compared to the first quarter of 2003.

CORPORATE AND INVESTMENT BANK (CIB). Combined net interest and trading revenues increased by [e] 248 million, or 11 %, compared to the second quarter of 2002. Net interest and trading revenues from sales and trading products were [e] 552 million higher than in the second quarter of 2002. The increase was mostly attributable to equity products, as markets picked up in the second quarter of 2003. Net interest and trading revenues from loan products declined by [e] 206 million, mainly due to reduced loan volumes and mark-to-market losses of [e] 101 million on credit default swaps. The markdowns on the credit default swaps were the result of tightening spreads as the market's perception of credit quality improved during the second quarter of 2003. Since these swaps do not qualify for hedge accounting under SFAS 133, compensating gains on the hedged loans cannot be recognized. Combined net interest and trading revenues from transaction services decreased by [e] 52 million compared to last year's second quarter. The decline was attributable to lower net interest margins from cash management as well as reduced net interest revenues after the sale of a substantial part of our Global Securities Services ("GSS") business in the first quarter of 2003. Remaining products essentially included net interest and trading revenues from corporate assets and liabilities within Global Transaction Banking and Corporate Banking & Securities (e.g. goodwill funding costs). The decrease of [e] 46 million compared to the second quarter of 2002 was attributable to foreign currency effects on certain corporate liabilities, partly offset by lower goodwill funding costs.

Combined net interest and trading revenues of [e] 2.5 billion declined [e] 58 million, or 2 %, compared to the first quarter of 2003. Net interest and trading revenues from sales and trading products were [e] 125 million higher than in the first quarter of 2003 driven by increased revenues from equity products as we took advantage of renewed equity market opportunities. This increase was partly offset by [e] 93 million lower net interest and trading revenues from loan products, essentially due to the aforementioned mark-to-market losses on credit default swaps. Combined net interest and trading revenues from transaction services decreased by [e] 14 million compared to this year's first quarter. The decline was attributable to lower net interest revenues after the sale of a substantial part of the GSS business. The [e] 76 million decrease of net interest and trading revenues in remaining products compared to the first quarter of 2003 reflected the aforementioned foreign currency effects on certain corporate liabilities.

PRIVATE CLIENTS AND ASSET MANAGEMENT (PCAM). Combined net interest and trading revenues decreased by [e] 111 million, or 15 %, compared to the second quarter of 2002. The decline reflected lower net interest margins on deposit products and reduced volumes. Additionally, the previous year's second quarter results included some net interest revenues from insurance and related activities that were sold during the second quarter of 2002.

Combined net interest and trading revenues of [e] 631 million declined [e] 37 million, or 6 %, compared to the first quarter of 2003. The major reasons for the decline were lower net interest margins from deposit products and hedge results related to our real estate investments.

CORPORATE INVESTMENTS (CI). Combined net interest and trading revenues declined [e] 129 million as compared to the second quarter of 2002. This decrease was attributable to trading results from hedges on our equity investments, which reflected mark-to-market losses of [e] 98 million in the second quarter of 2003 and mark-to-market gains of [e] 86 million in the second quarter of 2002. Additionally net interest revenues declined due to the merger (and subsequent deconsolidation) of our mortgage bank subsidiary EUROHYPO AG in the third quarter of 2002 and the sale of most of our North American financial services business in the fourth quarter of 2002. This was slightly offset by an increase in dividends received on industrial holdings.

Combined net interest and trading revenues of [e] 56 million increased [e] 79 million from the first quarter of 2003. The increase was mainly due to dividend income of [e] 209 million received on industrial holdings, partly offset by mark-to-market losses of [e] 98 million from hedges on our equity investments.
                                       4

CONSOLIDATION & ADJUSTMENTS. Net interest and trading revenues in "Consolidation & adjustments" include corporate items outside of the responsibility of the segments (e.g. funding costs and results from hedging capital of certain foreign subsidiaries).

Net interest and trading revenues were [e] 115 million lower than in the second quarter of 2002. The decline essentially reflected losses from hedging capital and gains from hedging share-based compensation plans in the second quarter of 2002.

Combined net interest and trading revenues improved by [e] 127 million compared to this year's first quarter mainly due to foreign currency effects on certain corporate items not allocated to the businesses.

PROVISION FOR LOAN LOSSES

The provision for loan losses was [e] 340 million in the second quarter of 2003, compared to [e] 588 million in the second quarter of 2002 and [e] 380 million in the first quarter of 2003. The provision for loan losses is comprised of net new specific loan loss provisions, as well as provisions for smaller-balance standardized homogeneous exposures, net country risk provisions and net other inherent losses. The provision for loan losses in the second quarter of 2003 was related primarily to our German portfolio and exposures within the Americas, as well as specific loan loss provisions for certain exposures within the utility industry. The second quarter of 2002 included specific loan loss provisions resulting from the downturn in the telecommunications industry and increases in specific loan loss provisions for certain exposures within our German and Latin American portfolios. The provision for loan losses in the first quarter of 2003 was primarily due to provisions relating to exposures in the telecommunications industry and specific loan loss provisions for certain exposures within the Americas and, to a lesser extent, our German portfolio.
In addition, for off-balance sheet positions, we recorded a net release of [e] 7 million in the second quarter of 2003, a net release of [e] 77 million in the second quarter of 2002 and a net release of [e] 30 million in the first quarter of 2003. These items are recorded in other noninterest expenses. The net release in the second quarter of 2002 and the first quarter of 2003 resulted in part from guarantees being drawn, and subsequent provisions established for on-balance sheet risk.

COMMISSIONS AND FEE REVENUES

Commissions and fee revenues of [e] 2.3 billion decreased by [e] 725 million, or 24 %, compared to the second quarter of 2002 and decreased [e] 24 million, or 1 %, from the first quarter of 2003. As compared to the second quarter of 2002, commissions and fees from fiduciary activities declined [e] 301 million. Approximately half of this decline was in our Global Transaction Banking Corporate Division following the sale of a substantial part of our GSS business in the first quarter of 2003. The remaining decline was mainly attributable to lower fees from portfolio and fund management products in our Private Clients and Asset Management Group Division. Underwriting and advisory fees declined by [e] 125 million as compared to the second quarter of 2002 reflecting subdued M&A volumes globally and reduced equity underwriting volumes in the United States and Europe. Brokerage fees were [e] 225 million lower mainly due to reduced transaction volumes in the equity cash market. The reduction of [e] 74 million in fees for other customer services was essentially attributable to the Corporate Investments Group Division following the sale of most of our North American financial services business in the fourth quarter of 2002. As compared to the first quarter of 2003, higher underwriting and advisory fees, mainly attributable to stronger activity in equity underwriting, were offset by decreased brokerage fees and lower fees from fiduciary activities. Brokerage fees declined mainly due to reduced customer activity in the Private & Business Clients Corporate Division. The decline in fees from fiduciary activities was attributable to the Global Transaction Banking Corporate Division following the sale of a substantial part of our Global Securities Services business. This decline was partly offset by higher performance-related fees from portfolio and fund management products in the Asset and Wealth Management Corporate Division. INSURANCE PREMIUMS

Insurance premiums in the second quarter of 2003 were [e] 25 million, compared to [e] 54 million in the second quarter of 2002 and [e] 29 million in the first quarter of 2003. Most of our insurance businesses, including our subsidiaries in Germany, Spain, Italy and Portugal, were sold to Zurich Financial Services in the second quarter of 2002. This decline was largely offset by a corresponding decline in policyholder benefits and claims reported under noninterest expenses. Compared to the first quarter of 2003 insurance premiums were essentially unchanged.

NET GAINS (LOSSES) ON SECURITIES AVAILABLE FOR SALE

Net gains on securities available for sale totaled [e] 202 million in the second quarter of 2003. This compared to net gains of [e] 1.9 billion in the second quarter of 2002 and net losses of [e] 396 million in the first quarter of 2003. The current quarter included net gains of [e] 143 million related to our Corporate Investments Group Division and primarily consisted of gains from the reduction of our holding in Allianz AG and the sale of our holding in mg technologies. The prior year second quarter included a gain on the sale of our remaining holding in Munich Re and, to a lesser extent, our holding in Allianz AG. The net loss in the first quarter of 2003 was primarily due to write-downs for other-than-temporary impairments on investments in EFG Eurobank, Fiat and mg technologies. Due to higher equity prices in the second quarter of 2003 these write-downs were partially recovered with the sale of mg technologies as well as unrealized gains recognized in shareholders' equity.

NET LOSS FROM EQUITY METHOD INVESTMENTS

Net loss from equity method investments was [e] 62 million in the second quarter of 2003 compared to a net loss of [e] 338 million in the second quarter of 2002 and [e] 646 million in the first quarter of 2003. The prior year loss and the loss in the first quarter of 2003 were primarily attributable to our investment in Gerling-Konzern Versicherungs- Beteiligungs-AG. The current quarter included net losses of [e] 115 million in our Corporate Investments Group Division.

OTHER REVENUES

Other revenues totaled [e] 251 million in the second quarter of 2003, compared to [e] 188 million in the second quarter of 2002 and [e] 605 million in the first quarter of 2003. The second quarter of 2002 included net gains of [e] 515 million on the disposal of most of our insurance subsidiaries, partially offset by write-downs on the value of a subsidiary held for sale and on other investments, including certain private equity investments. The first quarter of 2003 included a net gain of [e] 503 million from the sale of businesses and businesses held for sale. This amount includes [e] 508 million related to the sale of a substantial part of the GSS business.

COMPENSATION AND BENEFITS

Compensation and benefits were [e] 2.8 billion in the second quarter of 2003, down [e] 149 million compared to the second quarter of 2002 and up [e] 219 million from the first quarter of 2003. The decrease compared to the second quarter of 2002 was primarily due to a reduction in headcount resulting from restructuring measures and the sale of some of our businesses. This decrease was partly offset by higher performance- related compensation. As compared to the first quarter of 2003, improved financial performance resulted in higher incentive compensation expense, mainly in our Corporate and Investment Bank Group Division. In addition, the second quarter of 2003 reflected higher severance payments, primarily due to business integration activities in Germany and the closure of certain business activities in France.

POLICYHOLDER BENEFITS AND CLAIMS

Policyholder benefits and claims totaled [e] 37 million in the second quarter of 2003, compared to [e] 49 million in the second quarter of 2002 and [e] 28 million in the first quarter of 2003. The decline compared to the second quarter of 2002 was due to the aforementioned sale of most of our insurance business to Zurich Financial Services and was largely offset by a decline in insurance premium revenues.

GOODWILL IMPAIRMENT

The first quarter of 2003 included a goodwill impairment charge of [e] 114 million relating to the private equity fee-based businesses.

RESTRUCTURING ACTIVITIES

There were no new restructuring charges in the second quarter of 2003. In the second quarter of 2002, we recorded a restructuring charge of [e] 265 million related to the Corporate and Investment Bank Group Division. This restructuring related to banking coverage, execution and relationship management processes; custody, trade finance and other transaction banking activities; and the related technology, settlement, real estate and other support functions. The plan was fully implemented by the second quarter of 2003, which resulted in a [e] 27 million release of restructuring reserves accrued in the prior year. The [e] 27 million release includes [e] 19 million in staff-related reserves and [e] 8 million relating to infrastructure reserves, since the restructuring program was completed at lower than anticipated costs. There were no restructuring charges in the first quarter of 2003 but the quarter included a [e] 2 million release of restructuring reserves accrued in the prior year.

REMAINDER OF NONINTEREST EXPENSES

The remainder of noninterest expenses was [e] 1.7 billion in the second quarter of 2003, compared to [e] 2.1 billion in the second quarter of 2002 and [e] 1.7 billion in the first quarter of 2003. The sale and merger of some of our businesses contributed to the decline compared to the second quarter of 2002. Also contributing to the decrease compared to the second quarter of 2002 were, among other items, lower expenses for IT and communication and data services. The first and the second quarter of 2003 included provisions related to sublease losses and the elimination of excess space following headcount reductions and the sale of businesses.

INCOME TAX EXPENSE

Income tax expense before the reversal of the benefit from tax rate changes in 1999 and 2000 was [e] 503 million in the second quarter of 2003, compared to [e] 150 million in the second quarter of 2002 and [e] 423 million in the first quarter of 2003. The income tax expense in the second quarter was 46 % of pre-tax income. However, adjusted for certain tax-exempt income, non-tax deductible write-downs in pre-tax income and non-recurring tax items, the tax rate for the second quarter would have been approximately 42 %. The most important of the tax items was the enactment of the German Act for the Reduction of Tax Allowances and Exemptions (StVergAbG) in May 2003. The income tax expense in the first quarter of 2003 of 181 % of pre-tax income was mainly driven by the non-tax deductibility of write-downs of eligible equity securities. Income tax benefits on unrealized gains on securities available for sale, which were recorded when income tax laws changed making gains on equity security sales tax exempt, are reversed as an income tax expense when the securities are actually sold. The income tax expense related to sales was [e] 16 million in the second quarter of 2003, [e] 1.9 billion in the second quarter of 2002 and [e] 30 million in the first quarter of 2003.

SEGMENTAL RESULTS OF OPERATIONS

The segmental results of operations are based on our internal management information systems and show the contribution of the individual group divisions and corporate divisions to our results. For the reconciliation of the sum of the results of the segments to our consolidated results, please refer to page 49 of this Interim Report.

In the segmental results of operations, we use the following terms with the following meanings with respect to each segment:

- TOTAL PROVISION FOR CREDIT LOSSES: Provision for loan losses plus provision for off-balance sheet positions.

- OPERATING COST BASE: Noninterest expenses less provision for off-balance sheet positions (reclassified to provision for credit losses), policyholder benefits and claims, minority interest, restructuring activities and goodwill impairment.

- UNDERLYING PRE-TAX PROFIT: Income before income taxes less restructuring activities, goodwill impairment and "other items" referred to in the table for such segment.

- UNDERLYING COST/INCOME RATIO IN %: Operating cost base as a percentage of total net revenues excluding other items (if applicable for the revenue section), net of policyholder benefits and claims. COST/INCOME RATIO IN %, which is defined as total noninterest expenses as a percentage of total net revenues, is also provided.

- AVERAGE ACTIVE EQUITY: The portion of our adjusted average total shareholders' equity that has been allocated to a segment pursuant to our capital allocation framework. The overriding objective of this framework is to allocate adjusted average total shareholders' equity based on the economic risk position of each segment. In determining the total amount of average active equity to be allocated, average total shareholders' equity is adjusted to exclude average unrealized gains on securities available for sale, net of tax, average deferred taxes relating to 1999 and 2000 tax rate changes in Germany and average dividends.

- UNDERLYING RoE IN %: Underlying pre-tax profit (annualized) as a percentage of average active equity. RoE IN %, which is defined as income before income taxes (annualized) as a percentage of average active equity, is also provided. These returns, which are based on average active equity, should not be compared to those of other companies without considering the differences in the calculation of such ratios.

CORPORATE AND INVESTMENT BANK GROUP DIVISION (CIB)

CORPORATE AND INVESTMENT BANK                  Three months ended                 % change from              Six months ended
GROUP DIVISION              -------------------------------------------------------------------------------------------------
                            Jun 30,        Mar 31,        Jun 30,           1Q03           2Q02        Jun 30,        Jun 30,
in [e] m., except
where indicated                2003           2003           2002                                         2003           2002
-----------------------------------------------------------------------------------------------------------------------------
  Origination (equity)          106             48            226            119            (53)           154            172
  Origination (debt)            166            165            104              1             59            330            237
Origination                     272            213            330             27            (18)           484            409
-----------------------------------------------------------------------------------------------------------------------------
  Sales & Trading (equity)      903            594            562             52             61          1,498          1,196
  Sales & Trading (debt
  and other products)         1,755          1,765          1,482             (1)            18          3,520          3,267
Sales & Trading               2,658          2,359          2,044             13             30          5,018          4,463
-----------------------------------------------------------------------------------------------------------------------------
Advisory                        114            120            133             (5)           (15)           233            256
-----------------------------------------------------------------------------------------------------------------------------
Loan products                   365            465            589            (21)           (38)           831          1,202
-----------------------------------------------------------------------------------------------------------------------------
Transaction services            465            527            662            (12)           (30)           992          1,357
-----------------------------------------------------------------------------------------------------------------------------
Other                          (143)           446            (31)           N/M            N/M            302           (121)
-----------------------------------------------------------------------------------------------------------------------------
TOTAL NET REVENUES            3,731          4,130          3,727            (10)             0          7,860          7,566
-----------------------------------------------------------------------------------------------------------------------------
Therein:
Total net interest and
trading revenues              2,545          2,603          2,297             (2)            11          5,147          4,656
-----------------------------------------------------------------------------------------------------------------------------
Provision for loan losses       259            262            505             (1)           (49)           521            674
-----------------------------------------------------------------------------------------------------------------------------
Provision for off-balance
sheet positions                  (9)           (31)           (73)           (71)           (87)           (40)            41
-----------------------------------------------------------------------------------------------------------------------------
TOTAL PROVISION FOR
CREDIT LOSSES                   250            231            432              8            (42)           481            715
-----------------------------------------------------------------------------------------------------------------------------
Operating cost base           2,627          2,454          2,786              7             (6)         5,081          5,680
-----------------------------------------------------------------------------------------------------------------------------
Minority interest                 3              3             (5)            41            N/M              5              1
-----------------------------------------------------------------------------------------------------------------------------
Restructuring activities        (27)            (2)           265            N/M            N/M            (29)           358
-----------------------------------------------------------------------------------------------------------------------------
Goodwill impairment               -              -              -            N/M            N/M              -              -
-----------------------------------------------------------------------------------------------------------------------------
TOTAL NONINTEREST EXPENSES 1  2,603          2,455          3,046              6            (15)         5,057          6,039
-----------------------------------------------------------------------------------------------------------------------------
Therein: Severance payments      76             66            103             15            (27)           141            134
-----------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES      878          1,444            249            (39)           N/M          2,322            812
-----------------------------------------------------------------------------------------------------------------------------
Underlying pre-tax profit       851            934            514             (9)            65          1,785          1,170
-----------------------------------------------------------------------------------------------------------------------------

OTHER ITEMS:
-----------------------------------------------------------------------------------------------------------------------------
Net gain on the sale of
Global Securities
Services business                 -            508              -            N/M            N/M            508              -
-----------------------------------------------------------------------------------------------------------------------------
ADDITIONAL INFORMATION:
-----------------------------------------------------------------------------------------------------------------------------
Cost/income ratio in %           70             59             82         11 ppt       (12) ppt             64             80
-----------------------------------------------------------------------------------------------------------------------------
Underlying cost/income
ratio in %                       70             68             75          2 ppt        (5) ppt             69             75
-----------------------------------------------------------------------------------------------------------------------------
Assets (as of June 30,
2003)                       744,715              *              *            N/M            N/M        744,715        642,127 2
-----------------------------------------------------------------------------------------------------------------------------
Risk-weighted positions
(BIS risk positions)        150,060        155,962        173,203             (4)           (13)       150,060        173,203
-----------------------------------------------------------------------------------------------------------------------------
Average active equity        14,903         14,869         17,523              0            (15)        14,886         17,192
-----------------------------------------------------------------------------------------------------------------------------
RoE in %                         24             39             6        (15) ppt         18 ppt             31              9
-----------------------------------------------------------------------------------------------------------------------------
Underlying RoE in %              23             25             12        (2) ppt         11 ppt             24             14
-----------------------------------------------------------------------------------------------------------------------------


N/M - Not meaningful  ppt - percentage points  * Not applicable

1    Excludes  provision  for  off-balance  sheet  positions   (reclassified  to
     provision for credit losses).

2    As of December 31, 2002.

The Corporate and Investment Bank generated income before income taxes of [e] 878 million in the second quarter of 2003 compared to [e] 249 million in the second quarter of 2002. The improvement was essentially driven by a lower provision for credit losses and reductions in noninterest expenses.

Income before income taxes decreased [e] 566 million compared to the first quarter of 2003. The major part of the decrease was attributable to the gain of [e] 508 million from the sale of a substantial part of the GSS business in the first quarter of 2003 and mark-to-market losses on credit default swaps in the second quarter of 2003.

Sales and trading revenues improved compared to both periods, with sales and trading equity revenues showing increases and sales and trading revenues from debt and other products matching our record results of the first quarter of 2003.

CORPORATE BANKING & SECURITIES CORPORATE DIVISION (CB&S)

CORPORATE BANKING & SECURITIES                 Three months ended                 % change from              Six months ended
CORPORATE DIVISION
                            -------------------------------------------------------------------------------------------------
in [e] m., except where     Jun 30,        Mar 31,        Jun 30,           1Q03           2Q02        Jun 30,        Jun 30,
indicated                      2003           2003           2002                                         2003           2002
-----------------------------------------------------------------------------------------------------------------------------
  Origination (equity)          106             48            226            119            (53)           154            172
  Origination (debt)            166            165            104              1             59            330            237
Origination                     272            213            330             27            (18)           484            409
-----------------------------------------------------------------------------------------------------------------------------
  Sales & Trading (equity)      903            594            562             52             61          1,498          1,196
  Sales & Trading (debt
  and other products)         1,755          1,765          1,482             (1)            18          3,520          3,267
Sales & Trading               2,658          2,359          2,044             13             30          5,018          4,463
-----------------------------------------------------------------------------------------------------------------------------
Advisory                        114            120            133             (5)           (15)           233            256
-----------------------------------------------------------------------------------------------------------------------------
Loan products                   365            465            589            (21)           (38)           831          1,202
-----------------------------------------------------------------------------------------------------------------------------
Other                          (143)           (63)           (31)           125            N/M           (206)          (121)
-----------------------------------------------------------------------------------------------------------------------------
TOTAL NET REVENUES            3,266          3,094          3,065              6              7          6,360          6,209
-----------------------------------------------------------------------------------------------------------------------------
Provision for loan losses       267            255            522              5            (49)           522            697
-----------------------------------------------------------------------------------------------------------------------------
Provision for off-balance
sheet positions                   4            (15)           (32)           N/M            N/M            (11)            22
-----------------------------------------------------------------------------------------------------------------------------
TOTAL PROVISION FOR CREDIT
LOSSES                          271            240            490             13            (45)           511            719
-----------------------------------------------------------------------------------------------------------------------------
Operating cost base           2,187          1,980          2,213             10             (1)         4,167          4,536
-----------------------------------------------------------------------------------------------------------------------------
Minority interest                 2              2             (3)            41            N/M              5              2
-----------------------------------------------------------------------------------------------------------------------------
Restructuring activities        (23)             -            231            N/M            N/M            (23)           324
-----------------------------------------------------------------------------------------------------------------------------
Goodwill impairment               -              -              -            N/M            N/M              -              -
-----------------------------------------------------------------------------------------------------------------------------
TOTAL NONINTEREST EXPENSES 1  2,166          1,982          2,441              9            (11)         4,149          4,862
-----------------------------------------------------------------------------------------------------------------------------
Therein: Severance payments      39             59             91            (35)           (57)            98            118
-----------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES      829            872            134             (5)           N/M          1,700            628
-----------------------------------------------------------------------------------------------------------------------------
Underlying pre-tax profit       806            872            365             (8)           120          1,677            952
-----------------------------------------------------------------------------------------------------------------------------
ADDITIONAL INFORMATION:
-----------------------------------------------------------------------------------------------------------------------------
Cost/income ratio in %           66             64             80          2 ppt       (14) ppt             65             78
-----------------------------------------------------------------------------------------------------------------------------
Underlying cost/income
ratio in %                       67             64             72          3 ppt        (5) ppt             66             73
-----------------------------------------------------------------------------------------------------------------------------
Assets (as of June 30,
2003)                       744,561              *              *            N/M            N/M        744,561        629,975 2
-----------------------------------------------------------------------------------------------------------------------------
Risk-weighted positions
(BIS risk positions)        135,653        141,409        156,427             (4)           (13)       135,653        156,427
-----------------------------------------------------------------------------------------------------------------------------
Average active equity        13,404         13,392         15,363              0            (13)        13,398         15,000
-----------------------------------------------------------------------------------------------------------------------------
RoE in %                         25             26             3         (1) ppt         22 ppt             25              8
-----------------------------------------------------------------------------------------------------------------------------
Underlying RoE in %              24             26             10        (2) ppt         14 ppt             25             13
-----------------------------------------------------------------------------------------------------------------------------

N/M - Not meaningful    ppt - percentage points       *Not applicable

1    Excludes  provision  for  off-balance  sheet  positions   (reclassified  to
     provision for credit losses).

2    As of December 31, 2002.

Corporate Banking & Securities reported income before income taxes of [e] 829 million compared to [e] 134 million in the same period of 2002 and [e] 872 million in the first quarter of 2003.
Net revenues of [e] 3.3 billion in the second quarter of 2003 reflected improved revenues from equities and continued strong sales and trading revenues from debt and other products.
Sales and trading revenues (debt and other products) of [e] 1.8 billion were up by [e] 273 million compared to the second quarter of 2002 and remained consistent with our record performance in the first quarter of 2003. This consistency results from our focus on customer flow business. Origination revenues (debt) of [e] 166 million increased by 59 % compared to the second quarter of 2002 reflecting stronger market activity, especially in Europe, and were comparable to those of the first quarter of 2003.
In the second quarter of 2003, revenues from equity products benefited from an improved market environment after the ending of the Iraq military conflict. Sales and trading revenues (equity) rose to [e] 903 million, up by 61 % compared to the same period of 2002 and by 52 % compared to the first quarter of 2003. Revenues from origination (equity) of [e] 106 million fell by 53 % compared to the second quarter of 2002, reflecting the generally lower market activity, and rose by 119 % compared to the first quarter of 2003, resulting from increased activities in Europe and the United States.
Advisory revenues were [e] 114 million, down 15 % from the second quarter of 2002 and down 5 % from the first quarter of 2003 due to continuing weakness in the M&A market globally.
Loan product revenues of [e] 365 million decreased by [e] 224 million compared to the second quarter of 2002 and [e] 100 million compared to the first quarter of 2003. The decline compared to both periods was primarily due to losses on credit default swaps and lower loan volumes.
The provision for credit losses of [e] 271 million decreased [e] 219 million compared to the second quarter of 2002 and is [e] 31 million higher than in the first quarter of 2003. The provision for credit losses in the second quarter of 2003 was primarily driven by exposures in our German and American portfolios, as well as exposures to the utility sector.
The decrease in noninterest expenses of [e] 275 million compared to the second quarter of 2002 was primarily attributable to restructuring activities. The second quarter of 2002 included charges for restructuring reserves of [e] 231 million. In the second quarter of 2003, [e] 23 million of these reserves were released subsequent to the full implementation of the plan. The remaining variance in noninterest expenses reflected higher performance-related compensation costs that were mostly offset by a lower cost base from continuing cost-saving initiatives within the division.
Noninterest expenses of [e] 2.2 billion rose [e] 184 million compared to the first quarter of 2003 mainly reflecting higher performance-related compensation costs.

GLOBAL TRANSACTION BANKING CORPORATE DIVISION (GTB)

GLOBAL TRANSACTION BANKING                    Three months ended           % change from      Six months ended
CORPORATE DIVISION                            ----------------------------------------------------------------
                                       Jun 30,    Mar 31,   Jun 30,       1Q03      2Q02     Jun 30,   Jun 30,
in [e] m., except where indicated         2003       2003      2002                             2003      2002
--------------------------------------------------------------------------------------------------------------
Transaction services                       465        527       662        (12)      (30)        992     1,357
--------------------------------------------------------------------------------------------------------------
Other                                        -        508         -       (100)       N/M        508         -
--------------------------------------------------------------------------------------------------------------
TOTAL NET REVENUES                         465      1,035       662        (55)      (30)      1,500     1,357
--------------------------------------------------------------------------------------------------------------
Provision for loan losses                   (8)          7      (17)       N/M       (52)         (1)      (23)
--------------------------------------------------------------------------------------------------------------
Provision for off-balance sheet
positions                                  (13)       (16)      (41)       (22)      (69)        (29)       19
--------------------------------------------------------------------------------------------------------------
TOTAL PROVISION FOR CREDIT LOSSES          (21)        (9)      (58)       134       (64)        (30)       (4)
--------------------------------------------------------------------------------------------------------------
Operating cost base                        440        474       573         (7)      (23)        914     1,144
--------------------------------------------------------------------------------------------------------------
Minority interest                            -          -        (2)        N/M     (100)          -        (1)
--------------------------------------------------------------------------------------------------------------
Restructuring activities                    (4)        (2)       34         85       N/M          (6)       34
--------------------------------------------------------------------------------------------------------------
Goodwill impairment                          -          -         -        N/M       N/M           -         -
--------------------------------------------------------------------------------------------------------------
TOTAL NONINTEREST EXPENSES 1                436        472       605        (8)      (28)        908     1,177
--------------------------------------------------------------------------------------------------------------
Therein: Severance payments                 37          6        12        N/M       N/M          43        16
--------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                  50        572       115        (91)      (57)        622       184
--------------------------------------------------------------------------------------------------------------
Underlying pre-tax profit                   46         62       149        (28)      (69)        108       218
--------------------------------------------------------------------------------------------------------------

OTHER ITEMS:
--------------------------------------------------------------------------------------------------------------
Net gain on the sale of
Global Securities Services business          -        508         -        N/M       N/M         508         -
--------------------------------------------------------------------------------------------------------------

ADDITIONAL INFORMATION:
--------------------------------------------------------------------------------------------------------------
Cost/income ratio in %                      94         46        92     48 ppt     2 ppt          61        87
--------------------------------------------------------------------------------------------------------------
Underlying cost/income ratio in %           95         90        87      5 ppt     8 ppt          92        84
--------------------------------------------------------------------------------------------------------------
Assets (as of June 30, 2003)            25,386          *         *        N/M       N/M      25,386    25,098 2
--------------------------------------------------------------------------------------------------------------
Risk-weighted positions (BIS risk
positions)                              14,408     14,553    16,775         (1)      (14)     14,408    16,775
--------------------------------------------------------------------------------------------------------------
Average active equity                    1,500      1,478     2,159          1       (31)      1,489     2,192
--------------------------------------------------------------------------------------------------------------
RoE in %                                    13        155        21  (142) ppt   (8) ppt          84        17
--------------------------------------------------------------------------------------------------------------
Underlying RoE in %                         12         17        28    (5) ppt  (16) ppt          15        20
--------------------------------------------------------------------------------------------------------------

N/M - Not meaningful  ppt - percentage points  * Not applicable

1    Excludes  provision  for  off-balance  sheet  positions   (reclassified  to
     provision for credit losses).

2    As of December 31, 2002.

Global Transaction Banking's income before income taxes of [e] 50 million declined [e] 65 million compared to the second quarter of 2002 and [e] 522 million compared to the first quarter of 2003. The decrease from the second quarter of 2002 was mainly attributable to the effects of the sale of a substantial part of our GSS business and severance payments related to the realignment of our business activities in France. These events were also factors in the decrease from the first quarter of 2003 in addition to the aforementioned gain of [e] 508 million from the GSS sale.

Net revenues of [e] 465 million in the second quarter of 2003 were also impacted by lower interest rate margins and transaction volumes compared to both the second quarter of 2002 and the first quarter of 2003. The provision for credit losses in the second quarter of 2003 was a net release of [e] 21 million compared to a net release of [e] 58 million in the second quarter of 2002 and a net release of [e] 9 million in the first quarter of 2003. The net release in the second quarter of 2003 was primarily due to an overall reduction of credit exposure within the division. The net release in the second quarter of 2002 reflected, among other items, provision transfers to Corporate Banking & Securities.

Noninterest expenses of [e] 436 million in the second quarter of 2003 declined by [e] 169 million compared to the same period of 2002 and by [e] 36 million compared to the first quarter of 2003. Primary reasons for these improvements in addition to the aforementioned factors were benefits from cost-saving initiatives as well as a charge of [e] 34 million for restructuring activities recorded in the second quarter of 2002.

PRIVATE CLIENTS AND ASSET MANAGEMENT GROUP DIVISION (PCAM)

PRIVATE CLIENTS AND ASSET MANAGEMENT             Three months ended        % change from      Six months ended
GROUP DIVISION                         -----------------------------------------------------------------------
                                       Jun 30,    Mar 31,   Jun 30,       1Q03      2Q02     Jun 30,   Jun 30,
in [e] m., except where indicated         2003       2003      2002                             2003      2002
--------------------------------------------------------------------------------------------------------------
Portfolio/fund management                  642        616       757          4       (15)      1,258     1,267
--------------------------------------------------------------------------------------------------------------
Brokerage                                  397        427       403         (7)       (2)        823       834
--------------------------------------------------------------------------------------------------------------
Loans/deposits                             576        597       602         (3)       (4)      1,173     1,217
--------------------------------------------------------------------------------------------------------------
Payments, account & remaining
financial services                         201        190       206          6        (2)        391       408
--------------------------------------------------------------------------------------------------------------
Other                                      182        162       713         11       (75)        344     1,593
--------------------------------------------------------------------------------------------------------------
TOTAL NET REVENUES                       1,998      1,992     2,681          0       (25)      3,989     5,319
--------------------------------------------------------------------------------------------------------------
Therein:
Total net interest and trading
revenues                                   631        668       742         (6)      (15)      1,300     1,614
--------------------------------------------------------------------------------------------------------------
Provision for loan losses                   74         98        47        (24)       58         172       101
--------------------------------------------------------------------------------------------------------------
Provision for off-balance sheet
positions                                    3          1         1        N/M       177           3         1
--------------------------------------------------------------------------------------------------------------
TOTAL PROVISION FOR CREDIT LOSSES           77         99        48        (22)       60         175       102
--------------------------------------------------------------------------------------------------------------
Operating cost base                      1,617      1,608     1,893          1       (15)      3,225     3,655
--------------------------------------------------------------------------------------------------------------
Policyholder benefits and claims             8          8        30         (4)      (73)         16       670
--------------------------------------------------------------------------------------------------------------
Minority interest                           10          3         7        N/M        46          13        24
--------------------------------------------------------------------------------------------------------------
Restructuring activities                     -          -         -        N/M       N/M           -       246
--------------------------------------------------------------------------------------------------------------
Goodwill impairment                          -          -         -        N/M       N/M           -         -
--------------------------------------------------------------------------------------------------------------
TOTAL NONINTEREST EXPENSES 1             1,635      1,619     1,930          1       (15)      3,254     4,595
--------------------------------------------------------------------------------------------------------------
Therein: Severance payments                116         34        59        N/M        98         150        79
--------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                 286        274       703          4       (59)        560       622
--------------------------------------------------------------------------------------------------------------
Underlying pre-tax profit                  274        231       188         19        46         505       353
--------------------------------------------------------------------------------------------------------------

OTHER ITEMS:
--------------------------------------------------------------------------------------------------------------
Net gain from sale of businesses            12         43       515       (71)       (98)         55       515
--------------------------------------------------------------------------------------------------------------

ADDITIONAL INFORMATION:
--------------------------------------------------------------------------------------------------------------
Cost/income ratio in %                      82         81        72      1 ppt    10 ppt          82        86
--------------------------------------------------------------------------------------------------------------
Underlying cost/income ratio in %           82         83        89    (1) ppt   (7) ppt          82        88
--------------------------------------------------------------------------------------------------------------
Assets (as of June 30, 2003)           108,920          *         *        N/M       N/M     108,920   109,394 2
--------------------------------------------------------------------------------------------------------------
Risk-weighted positions (BIS risk
positions)                              62,669     62,133    60,636          1         3      62,669    60,636
--------------------------------------------------------------------------------------------------------------
Average active equity                    7,889      8,075     8,256         (2)       (4)      7,982     7,307
--------------------------------------------------------------------------------------------------------------
RoE in %                                    14         14        34      0 ppt  (20) ppt          14        17
--------------------------------------------------------------------------------------------------------------
Underlying RoE in %                         14         11         9      3 ppt     5 ppt          13        10
--------------------------------------------------------------------------------------------------------------

RESULTS OF SOLD INSURANCE AND
RELATED ACTIVITIES:
--------------------------------------------------------------------------------------------------------------
NET REVENUES                                 -          -       540          -         -           -     1,295
--------------------------------------------------------------------------------------------------------------
Operating cost base                          -          -         7          -         -           -       104
--------------------------------------------------------------------------------------------------------------
Policyholder benefits and claims             -          -        21          -         -           -       650
--------------------------------------------------------------------------------------------------------------
Minority interest                            -          -         2          -         -           -         6
--------------------------------------------------------------------------------------------------------------
TOTAL NONINTEREST EXPENSES 1                 -          -        30          -         -           -       760
--------------------------------------------------------------------------------------------------------------
Therein: Severance payments                  -          -         -          -         -           -         1
--------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                   -          -       510          -         -           -       535
--------------------------------------------------------------------------------------------------------------

N/M - Not meaningful    ppt - percentage points      * Not applicable

1    Excludes  provision  for  off-balance  sheet  positions   (reclassified  to
     provision for credit losses).

2    As of December 31, 2002.

Income before income taxes of the Private Clients and Asset Management Group Division was [e] 286 million in the second quarter of 2003, down [e] 417 million compared to the second quarter of 2002 and up [e] 12 million compared to the first quarter of 2003. Each of the quarters was impacted by gains from the sale of business activities. The second quarter of 2002 included a gain of [e] 515 million from the sale of our insurance and related activities. The first and second quarters of 2003 included gains of [e] 43 million and [e] 12 million, respectively, from the sale of most of our Passive Asset Management business. Excluding these gains on sales, income before income taxes increased [e] 86 million compared to the second quarter of 2002, mainly attributable to lower noninterest expenses. On the same basis, income before income taxes increased [e] 43 million compared to the first quarter of 2003, mainly attributable to improved revenues.

ASSET AND WEALTH MANAGEMENT CORPORATE DIVISION

ASSET AND WEALTH MANAGEMENT                      Three months ended        % change from      Six months ended
CORPORATE DIVISION                     -----------------------------------------------------------------------
                                       Jun 30,    Mar 31,   Jun 30,       1Q03      2Q02     Jun 30,   Jun 30,
in [e] m., except where indicated         2003       2003      2002                             2003      2002
--------------------------------------------------------------------------------------------------------------
  Portfolio/fund management (AM)           539        511       597          6       (10)      1,050       959
  Portfolio/fund management (PWM)           68         70        92         (3)      (26)        138       173
Portfolio/fund management                  607        581       689          5       (12)      1,188     1,132
--------------------------------------------------------------------------------------------------------------
Brokerage                                  160        153       186          4       (14)        312       370
--------------------------------------------------------------------------------------------------------------
Loans/deposits                              35         35        45          1       (22)         70        88
--------------------------------------------------------------------------------------------------------------
Payments, account & remaining financial
services                                     3          3         2          2        87           6         4
--------------------------------------------------------------------------------------------------------------
Other                                       70        117        88        (41)      (21)        188       146
--------------------------------------------------------------------------------------------------------------
TOTAL NET REVENUES                         875        889     1,010         (2)      (13)      1,764     1,740
--------------------------------------------------------------------------------------------------------------
Provision for loan losses                    2          3         -        (39)      N/M           5         -
--------------------------------------------------------------------------------------------------------------
Provision for off-balance sheet
positions                                    1          -         -        N/M       N/M           1         -
--------------------------------------------------------------------------------------------------------------
TOTAL PROVISION FOR CREDIT LOSSES            3          3         -         (5)      N/M           6         -
--------------------------------------------------------------------------------------------------------------
Operating cost base                        732        728       895          1       (18)      1,460     1,572
--------------------------------------------------------------------------------------------------------------
Policyholder benefits and claims             8          8         8         (4)       (4)         16        19
--------------------------------------------------------------------------------------------------------------
Minority interest                            9          3         5        192        92          12        17
--------------------------------------------------------------------------------------------------------------
Restructuring activities                     -          -         1        N/M      (100)          -         4
--------------------------------------------------------------------------------------------------------------
Goodwill impairment                          -          -         -        N/M       N/M           -         -
--------------------------------------------------------------------------------------------------------------
TOTAL NONINTEREST EXPENSES 1               749        739       909          1       (18)      1,488     1,612
--------------------------------------------------------------------------------------------------------------
Therein: Severance payments                 23         10        30        122       (24)         33        37
--------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                 123        147       101        (16)       22         270       128
--------------------------------------------------------------------------------------------------------------
Underlying pre-tax profit                  111        104        94          7        19         215       124
--------------------------------------------------------------------------------------------------------------

OTHER ITEMS:
--------------------------------------------------------------------------------------------------------------
Net gain from sale of businesses            12         43         8        (71)       48          55         8
--------------------------------------------------------------------------------------------------------------

ADDITIONAL INFORMATION:
--------------------------------------------------------------------------------------------------------------
Cost/income ratio in %                      86         83        90      3 ppt   (4) ppt          84        93
--------------------------------------------------------------------------------------------------------------
Underlying cost/income ratio in %           86         87        90    (1) ppt   (4) ppt          86        92
--------------------------------------------------------------------------------------------------------------
Assets (as of June 30, 2003)            35,810          *         *        N/M       N/M      35,810    37,559 2
--------------------------------------------------------------------------------------------------------------
Risk-weighted positions (BIS risk
positions)                              12,925     12,815    14,287          1       (10)     12,925    14,287
--------------------------------------------------------------------------------------------------------------
Average active equity                    6,308      6,627     6,663         (5)       (5)      6,467     5,784
--------------------------------------------------------------------------------------------------------------
RoE in %                                     8          9         6    (1) ppt     2 ppt           8         4
--------------------------------------------------------------------------------------------------------------
Underlying RoE in %                          7          6         6      1 ppt     1 ppt           7         4
--------------------------------------------------------------------------------------------------------------


N/M - Not meaningful    ppt - percentage points   * Not applicable

1    Excludes  provision  for  off-balance  sheet  positions   (reclassified  to
     provision for credit losses).

2    As of December 31, 2002.

The Asset and Wealth Management Corporate Division recorded income before income taxes of [e] 123 million, an increase of [e] 22 million compared to the second quarter of 2002 and a decrease of [e] 24 million compared to the first quarter of 2003.
Net revenues of [e] 875 million in the second quarter of 2003 declined [e] 135 million compared to the same quarter of 2002. The decrease was mainly driven by lower fees from portfolio/fund management subsequent to a market-driven drop in the value of invested assets in the second quarter of 2003 and lower fees from brokerage products due to reduced customer activity as compared to the second quarter of 2002.
Excluding the aforementioned gains from the sale of most of our Passive Asset Management business, the remaining increase was mainly due to higher performance-related fees from portfolio/fund management in Europe and the Americas. Also contributing to the increase was the first-time consolidation of Rued, Blass & Cie, the Swiss private bank acquired at the end of the first quarter of 2003, which recorded net revenues of [e] 7 million for the second quarter of 2003.
Noninterest expenses of [e]749million in the second quarter of 2003 decreased by [e]160million compared to the second quarter of 2002. Savings were achieved in almost all major cost categories with compensation costs being the most material single contributor subsequent to a significant headcount reduction year-on-year. The increase of noninterest expenses by [e] 10 million compared to the first quarter of 2003 was driven by higher severance payments which increased
[e]13million and the first-time consolidation of Rued, Blass & Cie, which contributed [e] 4 million to noninterest expenses in the second quarter of 2003.

PRIVATE & BUSINESS CLIENTS CORPORATE DIVISION (PBC)

PRIVATE & BUSINESS CLIENTS                       Three months ended        % change from      Six months ended
CORPORATE DIVISION                     -----------------------------------------------------------------------
                                       Jun 30,    Mar 31,   Jun 30,       1Q03      2Q02     Jun 30,   Jun 30,
in [e] m., except where indicated         2003       2003      2002                             2003      2002
--------------------------------------------------------------------------------------------------------------
Portfolio/fund management                   34         35        68         (3)      (49)         70       135
--------------------------------------------------------------------------------------------------------------
Brokerage                                  237        274       217        (13)        9         511       464
--------------------------------------------------------------------------------------------------------------
Loans/deposits                             541        561       557         (4)       (3)      1,103     1,129
--------------------------------------------------------------------------------------------------------------
Payments, account & remaining
financial services                         198        187       204          6        (3)        385       404
--------------------------------------------------------------------------------------------------------------
Other                                      112         45       625        148       (82)        156     1,447
--------------------------------------------------------------------------------------------------------------
TOTAL NET REVENUES                       1,122      1,102     1,671          2       (33)      2,225     3,579
--------------------------------------------------------------------------------------------------------------
Provision for loan losses                   72         95        47        (24)       54         167       101
--------------------------------------------------------------------------------------------------------------
Provision for off-balance sheet positions    1          -         1        N/M        52           2         1
--------------------------------------------------------------------------------------------------------------
TOTAL PROVISION FOR CREDIT LOSSES           73         95        48        (22)       54         169       102
--------------------------------------------------------------------------------------------------------------
Operating cost base                        884        880       998          0       (11)      1,765     2,083
--------------------------------------------------------------------------------------------------------------
Policyholder benefits and claims             -          -        21        N/M      (100)          -       651
--------------------------------------------------------------------------------------------------------------
Minority interest                            2          -         3        N/M       (39)          1         7
--------------------------------------------------------------------------------------------------------------
Restructuring activities                     -          -        (1)       N/M      (100)          -       242
--------------------------------------------------------------------------------------------------------------
Goodwill impairment                          -          -         -        N/M       N/M           -         -
--------------------------------------------------------------------------------------------------------------
TOTAL NONINTEREST EXPENSES 1               886        880     1,021          1       (13)      1,766     2,983
--------------------------------------------------------------------------------------------------------------
Therein: Severance payments                 94         23        29        N/M       N/M         117        42
--------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                 163        127       602         28       (73)        290       494
--------------------------------------------------------------------------------------------------------------
Underlying pre-tax profit                  163        127        94         28        73         290       229
--------------------------------------------------------------------------------------------------------------

OTHER ITEMS:
--------------------------------------------------------------------------------------------------------------
Net gain on the sale of insurance
business                                     -          -       507        N/M       N/M           -       507
--------------------------------------------------------------------------------------------------------------

ADDITIONAL INFORMATION:
--------------------------------------------------------------------------------------------------------------
Cost/income ratio in %                      79         80        61    (1) ppt    18 ppt          79        83
--------------------------------------------------------------------------------------------------------------
Underlying cost/income ratio in %           79         80        87    (1) ppt   (8) ppt          79        86
--------------------------------------------------------------------------------------------------------------
Assets (as of June 30, 2003)            76,406          *         *        N/M       N/M      76,406    73,846 2
--------------------------------------------------------------------------------------------------------------
Risk-weighted positions (BIS risk
positions)                              49,743     49,318    46,348          1         7      49,743    46,348
--------------------------------------------------------------------------------------------------------------
Average active equity                    1,581      1,448     1,593          9        (1)      1,515     1,523
--------------------------------------------------------------------------------------------------------------
RoE in %                                    41         35       151      6 ppt (110) ppt          38        65
--------------------------------------------------------------------------------------------------------------
Underlying RoE in %                         41         35        24      6 ppt   17  ppt          38        30
--------------------------------------------------------------------------------------------------------------

RESULTS OF SOLD INSURANCE AND RELATED
ACTIVITIES:
--------------------------------------------------------------------------------------------------------------
NET REVENUES                                 -          -       532          -         -           -     1,287
--------------------------------------------------------------------------------------------------------------
Operating cost base                          -          -         7          -         -           -       104
--------------------------------------------------------------------------------------------------------------
Policyholder benefits and claims             -          -        21          -         -           -       650
--------------------------------------------------------------------------------------------------------------
Minority interest                            -          -         2          -         -           -         6
--------------------------------------------------------------------------------------------------------------
TOTAL NONINTEREST EXPENSES 1                 -          -        30          -         -           -       760
--------------------------------------------------------------------------------------------------------------
Therein: Severance payments                  -          -         -          -         -           -         1
--------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                   -          -       502          -         -           -       527
--------------------------------------------------------------------------------------------------------------

N/M - Not meaningful    ppt - percentage points    * Not applicable

1    Excludes  provision  for  off-balance  sheet  positions   (reclassified  to
     provision for credit losses).

2    As of December 31, 2002.

Income before income taxes of [e] 163 million of the Private & Business Clients Corporate Division decreased by [e] 439 million compared to the second quarter of 2002. This decline was attributable to a gain of [e] 507 million from the aforementioned sale of most of our insurance and related activities. Excluding this gain, income before income taxes improved by [e] 68 million mainly due to reductions in noninterest expenses following reorganization measures and cost-saving initiatives implemented in this division.
Income before income taxes increased by [e] 36 million compared to the first quarter of 2003. Higher net revenues and a lower provision for credit losses more than compensated an increase in noninterest expenses, which was driven by higher severance payments.
To facilitate comparison in the following discussion we exclude the results of the sold insurance and related activities when comparing to the second quarter of 2002 results.
Net revenues of [e] 1.1 billion included realized gains of [e] 55 million on securities available for sale. The decline by [e] 17 million compared to the second quarter of 2002 was mainly due to lower revenues from portfolio/fund management. The weak market conditions in the second quarter of 2003 compared to the second quarter of 2002 led to another decrease of the value of invested assets and to lower activities of our clients.
Net revenues increased [e] 20 million compared to the first quarter of 2003 primarily attributable to the aforementioned gains which were partly offset by lower revenues from brokerage activities.
The provision for credit losses in the second quarter of 2003 decreased by [e] 22 million compared to the first quarter of 2003. However, the [e] 73 million provision for credit losses in the second quarter of 2003 is [e] 25 million higher than the second quarter of 2002 provision for credit losses. This reflects the impact of a difficult overall economic environment on the individual financial situation of some of our customers, particularly in Germany.
Noninterest expenses of [e] 886 million declined by [e] 105 million compared to the second quarter of 2002. This decline reflected the benefits of cost reduction initiatives and reorganisation activities, which led to a substantial headcount reduction, mainly in Germany.
The [e] 6 million increase in noninterest expenses as compared to the first quarter of 2003 was driven by higher severance payments, which increased from [e] 23 million to [e] 94 million. These charges were primarily related to ongoing business integration activities in Germany and Spain and to the closure of certain business activities in France. Excluding severance payments, noninterest expenses continued to decrease, mainly attributable to the aforementioned initiatives.

CORPORATE INVESTMENTS GROUP DIVISION (CI)

CORPORATE INVESTMENTS                            Three months ended        % change from      Six months ended
GROUP DIVISION                         -----------------------------------------------------------------------
                                       Jun 30,    Mar 31,   Jun 30,       1Q03      2Q02     Jun 30,   Jun 30,
in [e] m., except where indicated        2003        2003      2002                             2003      2002
--------------------------------------------------------------------------------------------------------------
NET REVENUES                                81     (1,068)    1,603        N/M       (95)       (986)    2,757
--------------------------------------------------------------------------------------------------------------
Therein: Net interest and trading revenues  56        (23)      185        N/M       (70)         33       261
--------------------------------------------------------------------------------------------------------------
Provision for loan losses                    7         20        37        (63)      (80)         27        85
--------------------------------------------------------------------------------------------------------------
Provision for off-balance sheet positions   (1)         -        (4)       N/M       (75)         (1)       (4)
--------------------------------------------------------------------------------------------------------------
TOTAL PROVISION FOR CREDIT LOSSES            6         20        33        (68)      (81)         26        81
--------------------------------------------------------------------------------------------------------------
Operating cost base                        229        239       321         (4)      (29)        468       628
--------------------------------------------------------------------------------------------------------------
Minority interest                           (1)       (13)       (3)       (89)      (61)        (13)       (4)
--------------------------------------------------------------------------------------------------------------
Restructuring activities                     -          -         -        N/M       N/M           -         1
--------------------------------------------------------------------------------------------------------------
Goodwill impairment                          -        114         -       (100)      N/M         114         -
--------------------------------------------------------------------------------------------------------------
TOTAL NONINTEREST EXPENSES 1               228        340       318        (33)      (28)        569       625
--------------------------------------------------------------------------------------------------------------
Therein: Severance payments                 11          6        10         98        16          17        10
--------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES         (153)    (1,428)    1,252        (89)      N/M      (1,581)    2,051
--------------------------------------------------------------------------------------------------------------
Underlying pre-tax profit (loss)            32       (160)        6        N/M       N/M        (127)     (253)
--------------------------------------------------------------------------------------------------------------

OTHER ITEMS:
--------------------------------------------------------------------------------------------------------------
Net losses from businesses
sold/held for sale                         (61)       (47)     (302)        29       (80)       (109)     (302)
--------------------------------------------------------------------------------------------------------------
Significant equity pick-ups/net
write-downs 2                             (169)      (715)     (497)       (76)      (66)       (884)     (497)
--------------------------------------------------------------------------------------------------------------
Net gains/losses on securities available
for sale/industrial holdings incl. hedging  45       (392)    2,045        N/M       (98)       (347)    3,104
--------------------------------------------------------------------------------------------------------------

ADDITIONAL INFORMATION:
--------------------------------------------------------------------------------------------------------------
Cost/income ratio in %                     N/M        N/M        20        N/M       N/M         N/M        23
--------------------------------------------------------------------------------------------------------------
Underlying cost/income ratio in %           86        N/M        90        N/M   (4) ppt         132       139
--------------------------------------------------------------------------------------------------------------
Assets (as of June 30, 2003)            22,147          *         *        N/M       N/M      22,147    26,536 3
--------------------------------------------------------------------------------------------------------------
Risk-weighted positions (BIS risk
positions)                              16,763     18,116    49,301         (7)      (66)     16,763    49,301
--------------------------------------------------------------------------------------------------------------
Average active equity                    5,628      6,347     6,674        (11)      (16)      5,988     7,110
--------------------------------------------------------------------------------------------------------------
RoE in %                                   (11)       (90)       75     79 ppt  (86) ppt         (53)       58
--------------------------------------------------------------------------------------------------------------
Underlying RoE in %                          2        (10)        -     12 ppt     2 ppt          (4)       (7)
--------------------------------------------------------------------------------------------------------------

N/M - Not meaningful ppt - percentage points * Not applicable

1 Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

2 Includes significant net losses from equity method investments and net write-downs on Private Equity investments.

3    As of December 31, 2002.

The Corporate Investments Group Division reported a loss before income taxes of [e] 153 million in the second quarter of 2003 compared to income before income taxes of [e] 1.3 billion in the same period in 2002 and a loss before income taxes of [e] 1.4 billion in the first quarter of 2003. The second quarter of 2003 included gains on the sale of parts of our industrial holdings portfolio and dividend income from industrial holdings, which were offset by charges on our equity investments and mark-to-market losses related to hedging our equity exposure. The second quarter of 2002 included significant gains on the sale of parts of our industrial holdings portfolio, while the first quarter of 2003 included net charges on certain equity investments.
Net revenues were [e] 81 million in the second quarter of 2003, a decrease of [e] 1.5 billion compared to the same period in 2002, and [e] 1.1 billion better than the first quarter of 2003.
We realized net gains of [e] 143 million from our industrial holdings portfolio in the second quarter of 2003 as equity markets strengthened. These net gains were primarily from the reduction of our holding in Allianz AG and the sale of our holding in mg technologies, partially offset by [e] 98 million of mark-to-market losses relating to hedging our equity exposure. Net revenues also included dividend income from our industrial holdings portfolio of [e] 209 million. Offsetting these gains were net losses from investments accounted for under the equity method of [e] 115 million, net write-downs of [e] 54 million on other investments in our private equity portfolio and net losses of [e] 61 million related to sold businesses and businesses held for sale.
Net revenues in the second quarter of 2002 were [e] 1.6 billion. These reve-nues included net gains of [e] 2.0 billion from our industrial holdings, primarily from our remaining holding in Munich Re and, to a lesser extent, from the holding in Allianz AG, as well as dividend income from our industrial holdings portfolio. Partly offsetting these gains were net losses from our equity investments totaling [e] 497 million as well as net losses of [e] 302 million related to sold businesses and businesses held for sale.
In the first quarter of 2003, net revenues were negative [e] 1.1 billion which included net losses of [e] 392 million primarily due to write-downs for other-than-temporary impairments on securities available for sale, net losses of [e] 638 million on equity method investments and further net write-downs of [e] 77 million in our private equity portfolio.
The provision for credit losses was [e] 6 million in the second quarter of 2003 compared to [e] 33 million in the same period in 2002 and [e] 20 million in the first quarter of 2003. The [e] 27 million decline compared to the second quarter of 2002 was primarily attributable to the reduction of credit exposure following the merger (and subsequent deconsolidation) of our mortgage bank subsidiary EUROHYPO AG and the sale of most of our North American financial services businesses. The [e] 14 million decline from the first quarter of 2003 is a consequence of the ongoing exposure reduction in the residual activities of our North American financial services business.
Noninterest expenses decreased by [e] 90 million, or 28 %, compared to the second quarter of 2002. The reduction was mainly driven by a lower cost base subsequent to the disposal of the aforementioned businesses and the management buyout of 80 % of our late-stage private equity portfolio in the first quarter of 2003. The second quarter of 2003 also included provisions related to sublease losses and other costs of eliminating excess space resulting from headcount reductions and the sale of businesses.
Noninterest expenses decreased by [e] 112 million, or 33 %, compared to the first quarter of 2003. The first quarter of 2003 included a goodwill impairment charge of [e] 114 million following decisions relating to the private equity fee-based businesses. Both quarters in 2003 included provisions related to sublease losses and other costs of eliminating excess space resulting from headcount reductions and the sale of businesses.

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Supervisory Board of Deutsche Bank Aktiengesellschaft

We have reviewed the accompanying balance sheet of Deutsche Bank Aktiengesellschaft and subsidiaries (Deutsche Bank Group) as of June 30, 2003, and the related statements of income and comprehensive income for the three month and six month periods ended June 30, 2003 and 2002, and the related statements of changes in shareholders' equity and cash flows for the six month periods ended June 30, 2003 and 2002. These financial statements are the responsibility of Deutsche Bank Group's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft Wirtschaftspruefungsgesellschaft

Frankfurt am Main,
July 30, 2003

INCOME STATEMENT
       Deutsche Bank Group

INCOME STATEMENT                                            Three months ended      Six months ended
                                                         -------------------------------------------
in [e] m.                                                   Jun 30,    Jun 30,    Jun 30,    Jun 30,
                                                               2003       2002      2003        2002
----------------------------------------------------------------------------------------------------
NET INTEREST REVENUES                                         1,672      2,334     2,978       4,059
----------------------------------------------------------------------------------------------------
Provision for loan losses                                       340        588       720         858
----------------------------------------------------------------------------------------------------
NET INTEREST REVENUES AFTER PROVISION FOR LOAN LOSSES         1,332      1,746     2,258       3,201
----------------------------------------------------------------------------------------------------
Commissions and fees from fiduciary activities                  772      1,073     1,602       1,915
----------------------------------------------------------------------------------------------------
Commissions, broker's fees, markups on securities
underwriting and other securities activities                    896      1,246     1,751       2,399
----------------------------------------------------------------------------------------------------
Fees for other customer services                                620        694     1,247       1,334
----------------------------------------------------------------------------------------------------
Insurance premiums                                               25         54        54         688
----------------------------------------------------------------------------------------------------
Trading revenues, net                                         1,529        974     3,313       2,373
----------------------------------------------------------------------------------------------------
Net gains (losses) on securities available for sale             202      1,912      (194)      2,950
----------------------------------------------------------------------------------------------------
Net loss from equity method investments                         (62)      (338)     (708)       (397)
----------------------------------------------------------------------------------------------------
Other revenues                                                  251        188       856         363
----------------------------------------------------------------------------------------------------
TOTAL NONINTEREST REVENUES                                    4,233      5,803     7,921      11,625
----------------------------------------------------------------------------------------------------
Compensation and benefits                                     2,801      2,950     5,383       5,822
----------------------------------------------------------------------------------------------------
Net occupancy expense of premises                               296        329       662         655
----------------------------------------------------------------------------------------------------
Furniture and equipment                                          44         56        86         114
----------------------------------------------------------------------------------------------------
IT costs                                                        465        566       938       1,168
----------------------------------------------------------------------------------------------------
Agency and other professional service fees                      180        157       311         358
----------------------------------------------------------------------------------------------------
Communication and data services                                 160        229       329         404
----------------------------------------------------------------------------------------------------
Policyholder benefits and claims                                 37         49        65         703
----------------------------------------------------------------------------------------------------
Other expenses                                                  518        725       995       1,504
----------------------------------------------------------------------------------------------------
Goodwill impairment                                               -          -       114           -
----------------------------------------------------------------------------------------------------
Restructuring activities                                        (27)       265       (29)        605
----------------------------------------------------------------------------------------------------
TOTAL NONINTEREST EXPENSES                                    4,474      5,326     8,854      11,333
----------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAX EXPENSE AND CUMULATIVE
EFFECT OF ACCOUNTING CHANGES                                  1,091      2,223     1,325       3,493
----------------------------------------------------------------------------------------------------
Income tax expense                                              503        150       926         156
----------------------------------------------------------------------------------------------------
Income tax expense from the reversing effect of the
change in effective tax rate                                     16      1,869        46       2,573
----------------------------------------------------------------------------------------------------
INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING
CHANGES, NET OF TAX                                             572        204       353         764
----------------------------------------------------------------------------------------------------
Cumulative effect of accounting changes, net of tax               -          -         -          37
----------------------------------------------------------------------------------------------------
NET INCOME                                                      572        204       353         801
----------------------------------------------------------------------------------------------------



EARNINGS PER SHARE                                           Three months ended          Six months ended
                                                         ------------------------------------------------
in [e]                                                     Jun 30,      Jun 30,      Jun 30,      Jun 30,
                                                              2003         2002         2003         2002
---------------------------------------------------------------------------------------------------------
BASIC
---------------------------------------------------------------------------------------------------------
Income before cumulative effect of accounting
changes, net of tax                                           0.97         0.33         0.60         1.22
Cumulative effect of accounting changes, net of tax              -            -            -         0.06
---------------------------------------------------------------------------------------------------------
Reported net income                                           0.97         0.33         0.60         1.28
---------------------------------------------------------------------------------------------------------
DILUTED
---------------------------------------------------------------------------------------------------------
Income before cumulative effect of accounting
changes, net of tax                                           0.93         0.32         0.57         1.21
Cumulative effect of accounting changes, net of tax              -            -            -         0.06
---------------------------------------------------------------------------------------------------------
Reported net income                                           0.93         0.32         0.57         1.27
---------------------------------------------------------------------------------------------------------
Denominator for basic earnings per share -
weighted-average shares outstanding                    588,262,073  625,364,212  587,563,200  626,299,441
---------------------------------------------------------------------------------------------------------
Denominator for diluted earnings per share - adjusted
weighted-average shares after assumed conversions      614,920,190  633,220,931  614,793,205  633,028,231

STATEMENT OF COMPREHENSIVE INCOME
       Deutsche Bank Group

STATEMENT OF COMPREHENSIVE INCOME                                     Three months ended      Six months ended
                                                                   -------------------------------------------
in [e] m.                                                              Jun 30,   Jun 30,     Jun 30,   Jun 30,
                                                                          2003      2002        2003      2002
--------------------------------------------------------------------------------------------------------------
NET INCOME                                                                 572       204         353       801
--------------------------------------------------------------------------------------------------------------
Deferred tax on unrealized net gains on securities available for sale relating to 1999 and 2000 tax rate changes in
Germany                                                                     16     1,869          46     2,573
--------------------------------------------------------------------------------------------------------------
Unrealized gains/losses on securities available for sale
  Unrealized net gains (losses) arising during the period,
  net of tax and other                                                   1,142    (2,328)        264    (1,829)
  Net reclassification adjustment for realized net
  (gains) losses, net of applicable tax and other                         (176)   (1,996)        377    (2,972)
--------------------------------------------------------------------------------------------------------------
Unrealized net gains (losses) on derivatives hedging
variability of cash flows, net of tax                                       15        14         (10)        9
--------------------------------------------------------------------------------------------------------------
Foreign currency translation
  Unrealized net losses arising during the period,
  net of tax                                                              (301)   (1,146)       (442)   (1,079)
  Net reclassification adjustment for realized net
  (gains) losses, net of tax                                                 -         -         (41)        -
--------------------------------------------------------------------------------------------------------------
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)                                    696    (3,587)        194    (3,298)
--------------------------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME (LOSS)                                              1,268    (3,383)        547    (2,497)
--------------------------------------------------------------------------------------------------------------

BALANCE SHEET
       Deutsche Bank Group

ASSETS in [e] m.                                                            Jun 30, 2003          Dec 31, 2002
--------------------------------------------------------------------------------------------------------------
Cash and due from banks                                                           10,340                 8,979
--------------------------------------------------------------------------------------------------------------
Interest-earning deposits with banks                                              16,805                25,691
--------------------------------------------------------------------------------------------------------------
Central bank funds sold and securities purchased under resale agreements         126,732               117,689
--------------------------------------------------------------------------------------------------------------
Securities borrowed                                                               67,961                37,569
--------------------------------------------------------------------------------------------------------------
Trading assets                                                                   343,478               297,062
--------------------------------------------------------------------------------------------------------------
Securities available for sale                                                     21,024                21,619
--------------------------------------------------------------------------------------------------------------
Other investments                                                                  9,641                10,768
--------------------------------------------------------------------------------------------------------------
Loans, net                                                                       161,017               167,303
--------------------------------------------------------------------------------------------------------------
Premises and equipment, net                                                        7,689                 8,883
--------------------------------------------------------------------------------------------------------------
Goodwill                                                                           7,394                 8,372
--------------------------------------------------------------------------------------------------------------
Other intangible assets, net                                                       1,265                 1,411
--------------------------------------------------------------------------------------------------------------
Other assets related to insurance business                                         8,523                 7,797
--------------------------------------------------------------------------------------------------------------
Due from customers on acceptances                                                     68                    99
--------------------------------------------------------------------------------------------------------------
Accrued interest receivable                                                        4,091                 4,208
--------------------------------------------------------------------------------------------------------------
Other assets                                                                      65,239                40,905
--------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                     851,267               758,355
--------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY in [e] m.                              Jun 30, 2003          Dec 31, 2002
--------------------------------------------------------------------------------------------------------------
Noninterest-bearing deposits
  Domestic offices                                                                21,098                21,960
  Foreign offices                                                                  7,981                 8,598
--------------------------------------------------------------------------------------------------------------
Interest-bearing deposits
  Domestic offices                                                                90,827                95,033
  Foreign offices                                                                212,887               202,034
--------------------------------------------------------------------------------------------------------------
Total deposits                                                                   332,793               327,625
--------------------------------------------------------------------------------------------------------------
Trading liabilities                                                              155,782               131,212
--------------------------------------------------------------------------------------------------------------
Central bank funds purchased and securities sold under
repurchase agreements                                                            121,342                90,709
--------------------------------------------------------------------------------------------------------------
Securities loaned                                                                 11,608                 8,790
--------------------------------------------------------------------------------------------------------------
Other short-term borrowings                                                       19,108                11,573
--------------------------------------------------------------------------------------------------------------
Acceptances outstanding                                                               65                    99
--------------------------------------------------------------------------------------------------------------
Insurance policy claims and reserves                                               9,348                 8,557
--------------------------------------------------------------------------------------------------------------
Accrued interest payable                                                           4,200                 4,668
--------------------------------------------------------------------------------------------------------------
Other liabilities                                                                 60,583                37,695
--------------------------------------------------------------------------------------------------------------
Long-term debt                                                                   103,654               104,055
--------------------------------------------------------------------------------------------------------------
Trust preferred securities                                                         2,872                 3,103
--------------------------------------------------------------------------------------------------------------
Obligation to purchase common shares                                                   -                   278
--------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                821,355               728,364
--------------------------------------------------------------------------------------------------------------
Common shares, no par value, nominal value of [e] 2.56                             1,490                 1,592
--------------------------------------------------------------------------------------------------------------
Additional paid-in capital                                                        11,163                11,199
--------------------------------------------------------------------------------------------------------------
Retained earnings                                                                 19,434                22,087
--------------------------------------------------------------------------------------------------------------
Common shares in treasury, at cost                                                   (18)               (1,960)
--------------------------------------------------------------------------------------------------------------
Equity classified as obligation to purchase common shares                              -                  (278)
--------------------------------------------------------------------------------------------------------------
Share awards                                                                       1,253                   955
--------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive income
  Deferred tax on unrealized net gains on securities available for sale
  relating to 1999 and 2000 tax rate changes in Germany                           (2,997)               (3,043)
  Unrealized net gains on securities available for sale, net of
  applicable tax and other                                                           797                   156
  Unrealized net gains (losses) on derivatives hedging variability of cash
  flows, net of tax                                                                   (9)                    1
  Minimum pension liability, net of tax                                               (8)                   (8)
  Foreign currency translation, net of tax                                        (1,193)                 (710)
--------------------------------------------------------------------------------------------------------------
Total accumulated other comprehensive income                                      (3,410)               (3,604)
--------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                        29,912                29,991
--------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                       851,267               758,355
--------------------------------------------------------------------------------------------------------------

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
       Deutsche Bank Group

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY                                Six months ended
in [e] m.                                                   Jun 30, 2003        Jun 30, 2002
--------------------------------------------------------------------------------------------
COMMON SHARES
Balance, beginning of year                                         1,592               1,591
Common shares distributed under employee benefit plans                 -                   1
Retirement of common shares                                         (102)                  -
Balance, end of period                                             1,490               1,592
--------------------------------------------------------------------------------------------
ADDITIONAL PAID-IN CAPITAL
Balance, beginning of year                                        11,199              11,253
Common shares distributed under employee benefit plans                 -                  21
Net losses on treasury shares sold                                   (36)                (88)
Other                                                                  -                  52
Balance, end of period                                            11,163              11,238
--------------------------------------------------------------------------------------------
RETAINED EARNINGS
Balance, beginning of year                                        22,087              22,619
Net income                                                           353                 801
Cash dividends declared and paid                                    (756)               (800)
Net losses on treasury shares sold                                  (364)                  -
Retirement of common shares                                       (1,801)                  -
Other                                                                (85)                (73)
Balance, end of period                                            19,434              22,547
--------------------------------------------------------------------------------------------
COMMON SHARES IN TREASURY, AT COST
Balance, beginning of year                                        (1,960)               (479)
Purchases of shares                                              (15,147)            (19,316)
Sale of shares                                                    15,185              19,752
Shares retired                                                     1,903                   -
Treasury shares distributed under employee benefit plans               1                  11
Balance, end of period                                               (18)                (32)
--------------------------------------------------------------------------------------------
EQUITY CLASSIFIED AS OBLIGATION TO PURCHASE COMMON SHARES
Balance, beginning of year                                          (278)                  -
Additions                                                              -                   -
Deductions                                                           278                   -
Balance, end of period                                                 -                   -
--------------------------------------------------------------------------------------------
SHARE AWARDS - COMMON SHARES ISSUABLE
Balance, beginning of year                                         1,955               1,666
Deferred share awards granted, net                                   856               1,123
Deferred shares distributed                                           (1)                (32)
Balance, end of period                                             2,810               2,757
--------------------------------------------------------------------------------------------
SHARE AWARDS - DEFERRED COMPENSATION
Balance, beginning of year                                        (1,000)               (767)
Deferred share awards granted, net                                  (856)             (1,123)
Amortization of deferred compensation, net                           299                 678
Balance, end of period                                            (1,557)             (1,212)
--------------------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance, beginning of year                                        (3,604)              4,310
Change in deferred tax on unrealized net gains on securities available for sale relating to 1999 and 2000 tax rate changes
in Germany                                                            46               2,573
Change in unrealized net gains on securities available for sale,
net of applicable tax and other                                      641              (4,801)
Change in unrealized net gains/losses on derivatives hedging
variability of cash flows, net of tax                                (10)                  9
Foreign currency translation, net of tax                            (483)             (1,079)
Balance, end of period                                            (3,410)              1,012
--------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY, END OF PERIOD                         29,912              37,902

CASH FLOW STATEMENT
       Deutsche Bank Group

CASH FLOW STATEMENT                                                         Six months ended
in [e] m.                                                   Jun 30, 2003        Jun 30, 2002
--------------------------------------------------------------------------------------------
NET INCOME                                                           353                 801
--------------------------------------------------------------------------------------------
Adjustments to reconcile net income to net cash used in
operating activities
  Provision for loan losses                                          720                 858
  Restructuring activities                                           (29)                605
  Gain on sale of securities available for sale, other
  investments, loans and other                                      (626)             (3,363)
  Deferred income taxes, net                                         371               2,024
  Impairment, depreciation and other amortization and accretion    1,996               1,475
  Cumulative effect of accounting changes, net of tax                  -                 (37)
  Share of net loss from equity method investments                   104                  21
--------------------------------------------------------------------------------------------
INCOME ADJUSTED FOR NONCASH CHARGES, CREDITS AND OTHER ITEMS       2,889               2,384
--------------------------------------------------------------------------------------------
Net change in
  Trading assets                                                 (46,159)            (18,226)
  Other assets                                                   (24,517)               (108)
  Trading liabilities                                             24,570              17,432
  Other liabilities                                               22,323              (2,301)
  Other, net                                                        (529)              1,065
--------------------------------------------------------------------------------------------
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES              (21,423)                246
--------------------------------------------------------------------------------------------
Net change in
  Interest-earning deposits with banks                             9,070              (4,635)
  Central bank funds sold and securities purchased under
  resale agreements                                               (9,043)              9,814
  Securities borrowed                                            (30,392)             (5,933)
  Loans                                                            1,682              (2,637)
Proceeds from
  Sale of securities available for sale                            9,087              16,243
  Maturities of securities available for sale                      2,537               4,646
  Sale of other investments                                          617               2,267
  Sale of loans                                                    3,779               7,349
  Sale of premises and equipment                                   1,102                 198
Purchase of
  Securities available for sale                                  (11,135)            (15,015)
  Other investments                                               (1,507)             (2,007)
  Loans                                                           (3,768)             (5,112)
  Premises and equipment                                            (433)             (1,480)
Net cash received for business combinations/divestitures           1,510              (2,184)
Other, net                                                           118               1,044
--------------------------------------------------------------------------------------------
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES              (26,776)              2,558
--------------------------------------------------------------------------------------------
Net change in
  Deposits                                                         5,223             (20,323)
  Securities loaned and central bank funds purchased and
  securities sold under repurchase agreements                     27,718              13,027
  Other short-term borrowings                                     13,268               2,880
Issuances of long-term debt and trust preferred securities        14,250              19,170
Repayments and extinguishments of long-term debt and trust
preferred securities                                              (8,916)            (13,864)
Issuances of common shares                                             -                  22
Purchases of treasury shares                                     (15,147)            (19,316)
Sale of treasury shares                                           14,671              19,664
Cash dividends paid                                                 (756)               (800)
Other, net                                                           (34)                150
--------------------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                         50,277                 610
--------------------------------------------------------------------------------------------
Net effect of exchange rate changes on cash and due from banks      (717)               (344)
--------------------------------------------------------------------------------------------
Net increase in cash and due from banks                            1,361               3,070
Cash and due from banks, beginning of period                       8,979              10,388
Cash and due from banks, end of period                            10,340              13,458
--------------------------------------------------------------------------------------------
Interest paid                                                     11,899              16,487
Income taxes paid, net                                               770               1,029

BASIS OF PRESENTATION

The accompanying consolidated financial statements as of June 30, 2003 and 2002 and for the three and six months then ended are unaudited and include the accounts of Deutsche Bank AG and its subsidiaries (collectively, the Deutsche Bank Group or the Company). In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations, financial position and cash flows have been reflected. Certain prior period amounts have been reclassified to conform to the current presentation. The results reported in these financial statements, which include supplementary information, should not be regarded as necessarily indicative of results that may be expected for the entire year. The financial statements included in this Interim Report should be read in conjunction with the consolidated financial statements and related notes included in the Company's 2002 Annual Report and Form 20-F.

Certain financial statement information that is normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. Following is supplementary information on the impact of changes in accounting principles and on the income statement, the balance sheet and segment information.

ACCOUNTING METHOD REQUIRED BY U.S. GAAP FOR THE 1999 AND 2000 CHANGE IN GERMAN TAX RATES

A detailed description of the accounting method required by U.S. GAAP is given on pages 75 to 77 of our Form 20-F filed March 27, 2003 and on pages 61 to 64 of our Annual Report for 2002. We summarize this description below:
Securities held for investment purposes and to be sold later (except for debt securities held to maturity) are reported under U.S. GAAP as securities available for sale. They include our industrial shareholdings, which are reported at market value.
The difference between the cost of securities available for sale and their market values is allocated to accumulated other comprehensive income (OCI) in shareholders' equity as an unrealized gain or unrealized loss with no impact on the income statement. At each balance sheet date, the changes in value of these securities due to market value fluctuations are credited or debited directly to the OCI account, i.e. they do not affect the income statement.
If the profits on sales of securities available for sale are taxable, the unre-alized gains recorded in OCI must be adjusted for the notional deferred tax burden attributable to them. This adjustment is also made with no impact on the income statement through the formation of a deferred tax liability with a corresponding debit to OCI included in shareholders' equity.
The Tax Reform Act was enacted in October 2000 and stipulated that profits on the sale of shareholdings in German corporations were exempt from tax beginning January 1, 2002. For our Consolidated Financial Statements for 2000, this meant that, owing to the abolition of the tax obligation, the respective deferred tax liability formed in connection with the unrealized gains had to be released. According to U.S. GAAP however, this release could not, in contrast to the procedure on formation, be effected through OCI with no impact on the income statement. On the contrary, the release had to be reported as a credit in the tax line of the income statement. This increased the after-tax income "artificially", since the gains were still unrealized as the securities were not yet sold.
After sales of industrial shareholdings and market value changes in 2000, the industrial shareholdings of DB Industrial Holdings, which holds most of these industrial holdings, were reported as of December 31, 2000 with the values shown in the table on the following page. The deferred tax liability on unrealized gains had to be released in the manner described above in the amount of [e] 6.5 billion.

DEFERRED TAX IN OCI
As stated, the deferred tax liability was formed through OCI and reported as an offset to unrealized gains. The release of the deferred tax liability through the income statement did not affect the offset amount on OCI. It remains fixed in the amount determined at the date of the release of the deferred tax liability until such time as the securities are sold. Market price changes since the effective date of the tax rate change have no influence on the deferred tax amount.
The following table presents the level of unrealized gains and related effects for available for sale equity securities of DB Industrial Holdings, which reflect both the significant reductions in market prices since the effective date of the tax rate change and dispositions of industrial holdings. The deferred tax amount relating to the securities not sold has been frozen based on the level of market prices in 1999 and 2000.

in [e] bn.                                                  Jun 30, 2003        Dec 31, 2002        Dec 31, 2001        Dec 31, 2000
------------------------------------------------------------------------------------------------------------------------------------
Market value                                                         5.1                 5.3                14.1                17.5
------------------------------------------------------------------------------------------------------------------------------------
Cost                                                                 4.6                 5.0                 5.7                 5.6
------------------------------------------------------------------------------------------------------------------------------------
Net unrealized gains in accumulated other comprehensive income       0.5                 0.3                 8.4                11.9
------------------------------------------------------------------------------------------------------------------------------------
Less deferred tax relating to 1999 and
2000 tax rate changes in Germany                                     2.9                 2.9                 5.5                 6.5
------------------------------------------------------------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE INCOME, NET                         (2.4)               (2.6)                2.9                 5.4

INCOME TAX EXPENSE FROM THE REVERSING EFFECT OF THE CHANGE IN EFFECTIVE TAX RATE

As a consequence, the accounting for income tax rate changes related to eligible equity securities may result in significant impacts on our results of operations in periods in which we sell these securities. This effect is illustrated in 2002 and 2001 when we sold portions of our eligible equity securities. The gains resulting from most of these sales were not subject to tax. We reversed the deferred taxes which had accumulated in OCI through December 31, 2000, in respect of these securities. We recognized these reversals as tax expense of [e] 46 million for the six months ended June 30, 2003, [e] 2.8 billion in fiscal 2002 and [e] 995 million in fiscal 2001 even though there is no tax actually payable on the gains.

Neither the release of the deferred tax liability with an impact on the income statement nor the reversal of the offset amount in OCI with an impact on the income statement has an economic effect. They do not affect the bank's tax position vis-a`-vis the tax authorities. The initial release did not lead to a tax refund from the tax authorities and likewise, the sale and the reversal of the offset amount will not create a tax liability to the tax authorities.

Neither the initial release of the deferred tax liability nor the unrealized gains and losses from securities available for sale are included in regulatory core capital nor in the calculation of our adjusted RoE. The entire procedure is a U.S. GAAP specific accounting requirement. We believe that the economic effects of the tax rate changes are not appropriately reflected in the individual periods up to and including the period of the sale.

IMPACT OF CHANGES IN ACCOUNTING PRINCIPLES
SFAS 146
Effective January 1, 2003, the Group adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 replaces the guidance provided by EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a
Restructuring)." SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 did not have a material impact on the Group's consolidated financial statements.

FIN 45
Effective January 1, 2003, the Group adopted the accounting provisions of Financial Accounting Standards Board (FASB) Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect
Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires the recognition of a liability for the fair value at inception of guarantees entered into or modified after December 31, 2002. FIN 45 also addresses the disclosure to be made by a guarantor in its financial statements about its guarantee obligations. The adoption of FIN 45 did not have a material impact on the Group's consolidated financial statements.

SFAS 148
The Group adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") prospectively for all employee awards granted, modified or settled after January 1, 2003. This prospective adoption is one of the methods provided for under SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." Generally, the fair value-based method under SFAS 123 results in higher compensation expense for stock options depending on the significant terms, such as the number of shares and exercise price, of the options being granted.

The majority of the Group's stock option awards are granted on a date shortly after the end of the performance year with an effective date as of the end of the performance year. The potential impact, if any, on the Group's consolidated financial statements of prospectively adopting the fair value provisions of SFAS 123 on future option awards is currently being evaluated.

FIN 46
In January 2003, the FASB  issued  Interpretation  No.  46,  "Consolidation  of
Variable Interest Entities" ("FIN 46"). FIN 46 requires a company to consolidate entities that do not have sufficient independent equity if the company will absorb a majority of the entity's expected losses, or receive the majority of the entity's expected residual gains, or both. Securitization vehicles that are qualifying special purpose entities under SFAS 140 are excluded from the new rule and remain unconsolidated. The Interpretation is effective immediately for entities established after January 31, 2003, and is effective July 1, 2003, for entities created before February 1, 2003.

As of the July 1, 2003 effective date, it is reasonably possible that the Group will be required to consolidate or provide disclosures for entities which had total assets of [e] 45 billion at December 31, 2002.

SFAS 149
On April 30, 2002, the FASB issued Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," ("SFAS 149") which is effective for hedging relationships entered into or modified after June 30, 2003. SFAS 149 amends and clarifies the reporting and accounting for derivative instruments, including certain derivatives embedded in other contracts, and for hedging activities under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." Management is currently evaluating the impact this new rule will have on the financial statements.

SFAS 150
On May 15, 2003, the FASB issued Statement No. 150, "Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity" ("SFAS 150"). SFAS 150 requires that an entity classify as liabilities (or assets in some circumstances) certain financial instruments with characteristics of both liabilities and equity. SFAS 150 applies to certain freestanding financial instruments that embody an obligation for the entity and that may require the entity to issue shares, or redeem or repurchase its shares. For the Group, the rule is effective immediately for financial instruments entered into or modified after May 31, 2003, and is effective July 1, 2003, for outstanding instruments entered into or modified before June 1, 2003.

SFAS 150 will affect the accounting for outstanding contracts to purchase forward approximately 52 million Deutsche Bank common shares at a weighted-average strike price of [e] 56.17 for purposes of satisfying obligations under employee share compensation awards. These forward contracts will be amended in the third quarter of 2003 to allow for physical settlement only. This will result in a charge to shareholders' equity of [e] 2.9 billion in the third quarter of 2003, and the establishment of a corresponding liability classified as obligation to purchase common shares. Beginning in the third quarter of 2003, interest paid on these contracts will be recorded as interest expense instead of as direct reductions of shareholders' equity.

Upon the adoption of SFAS 150 the Group's Tier I capital ratio will be near the upper end of its stated target range of 8-9 % after the related charge to shareholders' equity.

INFORMATION ON THE INCOME STATEMENT
       Deutsche Bank Group
NET INTEREST  REVENUES

                                                              Three months ended              Six months ended
                                                     ---------------------------------------------------------
in [e] m.                                            Jun 30, 2003   Jun 30, 2002   Jun 30, 2003   Jun 30, 2002
--------------------------------------------------------------------------------------------------------------
Interest revenues                                           7,509          9,239         14,410         19,287
--------------------------------------------------------------------------------------------------------------
Interest expense                                            5,837          6,905         11,432         15,228
--------------------------------------------------------------------------------------------------------------
NET INTEREST REVENUES                                       1,672          2,334          2,978          4,059

COMMISSIONS AND FEE REVENUES

                                                              Three months ended              Six months ended
                                                     ---------------------------------------------------------
in [e] m.                                            Jun 30, 2003   Jun 30, 2002   Jun 30, 2003   Jun 30, 2002
--------------------------------------------------------------------------------------------------------------
COMMISSIONS AND FEES FROM FIDUCIARY ACTIVITIES                772          1,073          1,602          1,915
Commissions for administration                                 36            167            145            313
Commissions for assets under management                       727            882          1,432          1,566
Commissions for other securities business                       9             24             25             36
--------------------------------------------------------------------------------------------------------------
COMMISSIONS, BROKER'S FEES, MARKUPS ON SECURITIES
UNDERWRITING AND OTHER SECURITIES ACTIVITIES                  896          1,246          1,751          2,399
Underwriting and advisory fees                                444            569            787          1,047
Brokerage fees                                                452            677            964          1,352
--------------------------------------------------------------------------------------------------------------
FEES FOR OTHER CUSTOMER SERVICES                              620            694          1,247          1,334
--------------------------------------------------------------------------------------------------------------
TOTAL                                                       2,288          3,013          4,600          5,648

NET GAINS (LOSSES) ON SECURITIES AVAILABLE FOR SALE

                                                              Three months ended              Six months ended
                                                     ---------------------------------------------------------
in [e] m.                                            Jun 30, 2003   Jun 30, 2002   Jun 30, 2003   Jun 30, 2002
--------------------------------------------------------------------------------------------------------------
Debt securities -
gross realized gains                                           68             17             82            103
Debt securities -
gross realized losses1                                         (9)           (70)           (22)          (160)
Equity securities -
gross realized gains                                          196          2,044            221          3,379
Equity securities -
gross realized losses1                                        (53)           (79)          (475)          (372)
--------------------------------------------------------------------------------------------------------------
TOTAL                                                         202          1,912           (194)         2,950

1 Includes write-downs for other-than-temporary impairment.

SFAS 123 PRO FORMA INFORMATION

                                                              Three months ended              Six months ended
                                                     ---------------------------------------------------------
in [e] m.                                            Jun 30, 2003   Jun 30, 2002   Jun 30, 2003   Jun 30, 2002
--------------------------------------------------------------------------------------------------------------
NET INCOME, AS REPORTED                                       572            204            353            801
--------------------------------------------------------------------------------------------------------------
Add: Share-based compensation expense included in
reported net income, net of related tax effects1               50             22            148             32
--------------------------------------------------------------------------------------------------------------
Deduct: Share-based compensation expense determined
under fair value method for all awards, net of related
tax effects1                                                  (45)           (69)           (54)           (93)
--------------------------------------------------------------------------------------------------------------
PRO FORMA NET INCOME                                          577            157            447            740
--------------------------------------------------------------------------------------------------------------
Earnings per share
Basic - as reported                                      [e] 0.97       [e] 0.33       [e] 0.60       [e] 1.28
Basic - pro forma                                        [e] 0.98       [e] 0.25       [e] 0.76       [e] 1.18
Diluted - as reported                                    [e] 0.93       [e] 0.32       [e] 0.57       [e] 1.27
Diluted - pro forma                                      [e] 0.94       [e] 0.25       [e] 0.72       [e] 1.17

1 -Amounts for the three/six months ended June 30, 2003 and 2002 do not reflect any share-based awards related to the 2003 and 2002 performance year, respectively. The majority of our share-based awards are granted on a date shortly after the end of the performance year with an effective date as of the end of the performance year.

INFORMATION ON THE BALANCE SHEET
       Deutsche Bank Group

TRADING ASSETS

in [e] m.                                            Jun 30, 2003   Dec 31, 2002
--------------------------------------------------------------------------------
Bonds and other fixed-income securities                   198,577        175,042
--------------------------------------------------------------------------------
Equity shares and other variable-yield securities          60,053         47,354
--------------------------------------------------------------------------------
Positive market values from derivative financial
instruments1                                               71,965         65,729
--------------------------------------------------------------------------------
Other trading assets2                                      12,883          8,937
--------------------------------------------------------------------------------
TOTAL                                                     343,478        297,062

1 Derivatives under master netting agreements are shown net.
2 Includes loans held for sale.

TRADING LIABILITIES

in [e] m.                                            Jun 30, 2003   Dec 31, 2002
--------------------------------------------------------------------------------
Bonds and other fixed-income securities                    61,093         51,124
--------------------------------------------------------------------------------
Equity shares and other variable-yield securities          29,122         17,987
--------------------------------------------------------------------------------
Negative market values from derivative financial
instruments1                                               65,567         62,101
--------------------------------------------------------------------------------
TOTAL                                                     155,782        131,212

1 Derivatives under master netting agreements are shown net.

SECURITIES AVAILABLE FOR SALE

                                                                                Jun 30, 2003                            Dec 31, 2002
                                                       -----------------------------------------------------------------------------
                                                          Fair    Gross unrealized Amortized      Fair    Gross unrealized Amortized
                                                         value             holding      cost     value             holding      cost
                                                                        --------------------          --------------------
in [e] m.                                                          gains    losses                         gains    losses
------------------------------------------------------------------------------------------------------------------------------------
Debt securities                                         13,965       307      (172)   13,830    13,652       292       (68)   13,428
------------------------------------------------------------------------------------------------------------------------------------
Equity securities                                        7,059       651       (57)    6,465     7,967       783      (651)    7,835
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                   21,024       958      (229)   20,295    21,619     1,075      (719)   21,263

PROBLEM LOANS

                                                                                       Jun 30, 2003                     Dec 31, 2002
                                                                     ---------------------------------------------------------------
                                                                     Impaired  Nonperforming  Total  Impaired  Nonperforming   Total
                                                                        loans    homogeneous            loans    homogeneous
in [e] bn.                                                                             loans                           loans
------------------------------------------------------------------------------------------------------------------------------------
Nonaccrual loans                                                          6.0            1.7    7.7       8.5            1.6    10.1
------------------------------------------------------------------------------------------------------------------------------------
Loans 90 days or more past due and still accruing                         0.2            0.3    0.5       0.2            0.3     0.5
------------------------------------------------------------------------------------------------------------------------------------
Troubled debt restructurings                                              0.2              -    0.2       0.2              -     0.2
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                     6.4            2.0    8.4       8.9            1.9    10.8

ALLOWANCES FOR CREDIT LOSSES

ALLOWANCES FOR ON-BALANCE SHEET POSITIONS

                                                                  Six months ended
                                                  --------------------------------
in [e] m.                                         Jun 30, 2003        Jun 30, 2002
----------------------------------------------------------------------------------
BALANCE, BEGINNING OF YEAR                               4,317               5,585
----------------------------------------------------------------------------------
Provision for loan losses                                  720                 858
----------------------------------------------------------------------------------
NET CHARGE-OFFS                                           (900)             (1,350)
  Charge-offs                                             (962)             (1,387)
  Recoveries                                                62                  37
----------------------------------------------------------------------------------
Allowance related to acquisitions/divestitures            (104)                 (3)
----------------------------------------------------------------------------------
Foreign currency translation                              (150)               (207)
----------------------------------------------------------------------------------
BALANCE, END OF PERIOD                                   3,883               4,883

ALLOWANCES FOR OFF-BALANCE SHEET POSITIONS

                                                                  Six months ended
                                                  --------------------------------
in [e] m.                                         Jun 30, 2003        Jun 30, 2002
----------------------------------------------------------------------------------
BALANCE, BEGINNING OF YEAR                                 485                 496
----------------------------------------------------------------------------------
Provision for credit losses on lending-related
commitments                                                (37)                 37
----------------------------------------------------------------------------------
Allowance related to acquisitions/divestitures               4                   -
----------------------------------------------------------------------------------
Foreign currency translation                               (11)                 (8)
----------------------------------------------------------------------------------
BALANCE, END OF PERIOD                                     441                 525

OTHER SHORT-TERM BORROWINGS

in [e] m.                                         Jun 30, 2003        Dec 31, 2002
----------------------------------------------------------------------------------
Commercial paper                                         6,281               4,320
----------------------------------------------------------------------------------
Other                                                   12,827               7,253
----------------------------------------------------------------------------------
TOTAL                                                   19,108              11,573

LONG-TERM DEBT

in [e] m.                                         Jun 30, 2003        Dec 31, 2002
----------------------------------------------------------------------------------
SENIOR DEBT
Bonds and notes
  Fixed rate                                            51,102              52,613
  Floating rate                                         43,867              42,046
----------------------------------------------------------------------------------
SUBORDINATED DEBT
Bonds and notes
  Fixed rate                                             6,399               7,190
  Floating rate                                          2,286               2,206
----------------------------------------------------------------------------------
TOTAL                                                  103,654             104,055


LIABILITY FOR RESTRUCTURING ACTIVITIES

in [e] m.                                                                    Total
----------------------------------------------------------------------------------

AS OF DEC 31, 2002                                                             206
----------------------------------------------------------------------------------
Additions                                                                        -
----------------------------------------------------------------------------------
Utilization                                                                    161
----------------------------------------------------------------------------------
Releases                                                                       33 1
----------------------------------------------------------------------------------
Increases (reductions) due to exchange rate fluctuations                      (12)
----------------------------------------------------------------------------------
AS OF JUN 30, 2003                                                               -
----------------------------------------------------------------------------------

1 Thereof [e] 4 million against goodwill, without P & L effect.

SEGMENT INFORMATION
In the second quarter of 2003 there were no significant changes regarding the organizational structure, management responsibilities and the format of segment disclosure.
Prior periods have been restated to reflect changes implemented in the first quarter 2003.

SEGMENTAL RESULTS OF OPERATIONS                         Corporate        Private      Corporate          Total
                                                              and    Clients and    Investments     Management
                                                       Investment          Asset                     Reporting
in [e] m.                                                    Bank     Management
--------------------------------------------------------------------------------------------------------------
SIX MONTHS ENDED JUN 30, 2003
Net revenues                                                7,860          3,989           (986)        10,863
  Provision for loan losses                                   521            172             27            720
  Provision for off-balance sheet positions                   (40)             3             (1)           (38)
Total provision for credit losses                             481            175             26            682
  Operating cost base1                                      5,081          3,225            468          8,774
  Policyholder benefits and claims                              -             16              -             16
  Minority interest                                             5             13            (13)             5
  Restructuring activities                                    (29)             -              -            (29)
  Goodwill impairment                                           -              -            114            114
Total noninterest expenses2                                 5,057          3,254            569          8,880
  Therein: Severance payments                                 141            150             17            308
INCOME (LOSS) BEFORE INCOME TAXES                           2,322            560         (1,581)         1,301

SIX MONTHS ENDED JUN 30, 2002
Net revenues                                                7,566          5,319          2,757         15,642
  Provision for loan losses                                   674            101             85            860
  Provision for off-balance sheet positions                    41              1             (4)            38
Total provision for credit losses                             715            102             81            898
  Operating cost base1                                      5,680          3,655            628          9,963
  Policyholder benefits and claims                              -            670              -            670
  Minority interest                                             1             24             (4)            21
  Restructuring activities                                    358            246              1            605
  Goodwill impairment                                           -              -              -              -
Total noninterest expenses2                                 6,039          4,595            625         11,259
  Therein: Severance payments                                 134             79             10            223
INCOME BEFORE INCOME TAXES                                    812            622          2,051          3,485


1 Noninterest expenses less provision for off-balance sheet positions (reclassified to provision for credit losses), policyholder benefits and claims, minority interest, restructuring activities and goodwill impairment.

2    Excludes  provision  for  off-balance  sheet  positions   (reclassified  to
     provision for credit losses).

SEGMENTAL RESULTS OF OPERATIONS                   Corporate and Investment Bank   Private Clients and Asset Mangement
                                                  -------------------------------------------------------------------
                                                        Corporate         Global      Asset and      Private &
                                                        Banking &    Transaction         Wealth       Business
in [e] m.                                              Securities        Banking     Management        Clients
---------------------------------------------------------------------------------------------------------------------
SIX MONTHS ENDED JUN 30, 2003
---------------------------------------------------------------------------------------------------------------------
Net revenues                                                6,360          1,500          1,764          2,225
---------------------------------------------------------------------------------------------------------------------
  Provision for loan losses                                   522             (1)             5            167
---------------------------------------------------------------------------------------------------------------------
  Provision for off-balance
  sheet positions                                             (11)           (29)             1              2
---------------------------------------------------------------------------------------------------------------------
Total provision for credit losses                             511            (30)             6            169
---------------------------------------------------------------------------------------------------------------------
  Operating cost base1                                      4,167            914          1,460          1,765
---------------------------------------------------------------------------------------------------------------------
  Policyholder benefits and claims                              -              -             16              -
---------------------------------------------------------------------------------------------------------------------
  Minority interest                                             5              -             12              1
---------------------------------------------------------------------------------------------------------------------
  Restructuring activities                                    (23)            (6)             -              -
---------------------------------------------------------------------------------------------------------------------
  Goodwill impairment                                           -              -              -              -
---------------------------------------------------------------------------------------------------------------------
Total noninterest expenses2                                 4,149            908          1,488          1,766
---------------------------------------------------------------------------------------------------------------------
  Therein: Severance payments                                  98             43             33            117
---------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                  1,700            622            270            290
---------------------------------------------------------------------------------------------------------------------

SIX MONTHS ENDED JUN 30, 2002
---------------------------------------------------------------------------------------------------------------------
Net revenues                                                6,209          1,357          1,740          3,579
---------------------------------------------------------------------------------------------------------------------
  Provision for loan losses                                   697            (23)             -            101
---------------------------------------------------------------------------------------------------------------------
  Provision for off-balance
  sheet positions                                              22             19              -              1
---------------------------------------------------------------------------------------------------------------------
Total provision for credit losses                             719             (4)             -            102
---------------------------------------------------------------------------------------------------------------------
  Operating cost base1                                      4,536          1,144          1,572          2,083
---------------------------------------------------------------------------------------------------------------------
  Policyholder benefits and claims                              -              -             19            651
---------------------------------------------------------------------------------------------------------------------
  Minority interest                                             2             (1)            17              7
---------------------------------------------------------------------------------------------------------------------
  Restructuring activities                                    324             34              4            242
---------------------------------------------------------------------------------------------------------------------
  Goodwill impairment                                           -              -              -              -
---------------------------------------------------------------------------------------------------------------------
Total noninterest expenses2                                 4,862          1,177          1,612          2,983
---------------------------------------------------------------------------------------------------------------------
  Therein: Severance payments                                 118             16             37             42
---------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                    628            184            128            494
---------------------------------------------------------------------------------------------------------------------


1 Noninterest expenses less provision for off-balance sheet positions (reclassified to provision for credit losses), policyholder benefits and claims, minority interest, restructuring activities and goodwill impairment.

2    Excludes  provision  for  off-balance  sheet  positions   (reclassified  to
     provision for credit losses).

RECONCILIATION OF THE RESULTS                               Total  Consolidation          Total
OF TOTAL MANAGEMENT REPORTING TO THE GROUP             Management  & Adjustments   Consolidated
in [e] m.                                               Reporting
-----------------------------------------------------------------------------------------------
SIX MONTHS ENDED JUN 30, 2003
-----------------------------------------------------------------------------------------------
Net revenues                                               10,863             36         10,899
-----------------------------------------------------------------------------------------------
Provision for loan losses                                     720              -            720
-----------------------------------------------------------------------------------------------
  Provision for off-balance sheet positions                   (38)             1            (37)
-----------------------------------------------------------------------------------------------
  Remaining noninterest expenses1                           8,880             11          8,891
-----------------------------------------------------------------------------------------------
Total noninterest expenses                                  8,842             12          8,854
-----------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                  1,301             24          1,325
-----------------------------------------------------------------------------------------------
Assets (as of June 30, 2003)                              843,553          7,714        851,267
-----------------------------------------------------------------------------------------------
AVERAGE ACTIVE EQUITY                                      28,856             65         28,921
-----------------------------------------------------------------------------------------------
Average unrealized gains on securities available
for sale, net of tax and average deferred taxes
relating to 1999 and 2000 tax rate changes in Germany           -            132            132
-----------------------------------------------------------------------------------------------
Average dividends                                               -            997            997
-----------------------------------------------------------------------------------------------
AVERAGE TOTAL SHAREHOLDERS' EQUITY                         28,856          1,194         30,050
-----------------------------------------------------------------------------------------------

SIX MONTHS ENDED JUN 30, 2002
-----------------------------------------------------------------------------------------------
Net revenues                                               15,642             42         15,684
-----------------------------------------------------------------------------------------------
Provision for loan losses                                     860             (2)           858
-----------------------------------------------------------------------------------------------
  Provision for off-balance sheet positions                    38             (1)            37
-----------------------------------------------------------------------------------------------
  Remaining noninterest expenses1                          11,259             37         11,296
-----------------------------------------------------------------------------------------------
Total noninterest expenses                                 11,297             36         11,333
-----------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                  3,485              8          3,493
-----------------------------------------------------------------------------------------------

Assets (as of December 31, 2002)                          750,238          8,117        758,355
-----------------------------------------------------------------------------------------------

AVERAGE ACTIVE EQUITY                                      31,609              -         31,609
-----------------------------------------------------------------------------------------------
Average unrealized gains on securities available
for sale, net of tax and average deferred taxes
relating to 1999 and 2000 tax rate changes in Germany           -          8,519          8,519
-----------------------------------------------------------------------------------------------
Average dividends                                               -            842            842
-----------------------------------------------------------------------------------------------
AVERAGE TOTAL SHAREHOLDERS' EQUITY                         31,609          9,360         40,969
-----------------------------------------------------------------------------------------------

1    Excludes provision for off-balance sheet positions.

For the six months ended June 30, 2003 and 2002 the adjustments recorded to reconcile the total results according to management reporting to the consolidated financial statements include differences in accounting methods used for management reporting versus U.S. GAAP and corporate items, which are not under the responsibility of the segments.
For further information regarding the nature of these items, please refer to our Annual Report 2002, Note 28.

OTHER INFORMATION
       Deutsche Bank Group

FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

in [e] m.                                         Jun 30, 2003        Dec 31, 2002
----------------------------------------------------------------------------------
Commitments to extend credit
  Fixed rates1                                          25,642              21,724
  Variable rates2                                       73,027              81,802
----------------------------------------------------------------------------------
Financial guarantees, standby letters of credit and
performance guarantees                                  27,211              32,643
----------------------------------------------------------------------------------

1 Includes commitments to extend commercial letters of credit and guarantees of [e] 1.8 billion and [e] 2.2 billion at June 30, 2003 and December 31, 2002, respectively.
2 Includes commitments to extend commercial letters of credit and guarantees of [e] 1.1 billion and [e] 1.3 billion at June 30, 2003 and December 31, 2002, respectively.

VALUE-AT-RISK

VALUE-AT-RISK                          Value-at-risk            Interest              Equity           Commodity             Foreign
BY RISK CATEGORY1                              total           rate risk          price risk          price risk       exchange risk
in [e] m.                             2003      2002      2003      2002      2003      2002      2003      2002      2003      2002
------------------------------------------------------------------------------------------------------------------------------------
Value-at-risk2                       50.94     32.94     59.06     29.12     26.77     13.75      4.52      5.73     11.55      6.84
------------------------------------------------------------------------------------------------------------------------------------
Minimum value-at-risk3               32.27     29.36     27.62     24.67     12.97     13.43      3.33      2.28      3.17      2.64
------------------------------------------------------------------------------------------------------------------------------------
Maximum value-at-risk3               54.92     88.86     63.24     58.48     27.75     89.26     16.70      8.66     17.48     29.25
------------------------------------------------------------------------------------------------------------------------------------
Average value-at-risk3               39.65     42.38     38.75     35.63     19.25     24.28      5.74      5.35      7.39      8.02

1 All figures for 1-day holding period; 99 % confidence level (CIB trading units only).
2      Figures for 2002 as of December 31, 2002; figures  for  2003  as of June
30, 2003.
3 Amounts show the bands within which the values fluctuated during the period January 1 - June 30, 2003 and the year 2002, respectively.

CAPITAL ACCORDING TO BIS

in [e] m.                                         Jun 30, 2003        Dec 31, 2002
----------------------------------------------------------------------------------
TIER I
----------------------------------------------------------------------------------
Common shares                                            1,490               1,592
----------------------------------------------------------------------------------
Additional paid-in capital                              11,163              11,199
----------------------------------------------------------------------------------
Retained earnings, consolidated profit, treasury shares,
cumulative translation adjustment, share awards         19,476              20,089
----------------------------------------------------------------------------------
Minority interests                                         366                 401
----------------------------------------------------------------------------------
Noncumulative trust preferred securities                 2,128               2,287
----------------------------------------------------------------------------------
Other (equity contributed by silent partners)              626                 686
----------------------------------------------------------------------------------
Items deducted (principally goodwill and tax effect of
available for sale securities)                         (12,044)            (13,512)
----------------------------------------------------------------------------------
TOTAL CORE CAPITAL                                      23,205              22,742
----------------------------------------------------------------------------------
TIER II
----------------------------------------------------------------------------------
Unrealized gains on listed securities (45 % eligible)      310                 138
----------------------------------------------------------------------------------
Other inherent loss allowance                              616                 687
----------------------------------------------------------------------------------
Cumulative trust preferred securities                      909                 995
----------------------------------------------------------------------------------
Subordinated liabilities, if eligible according to BIS   6,693               5,300
----------------------------------------------------------------------------------
TOTAL SUPPLEMENTARY CAPITAL                              8,528               7,120
----------------------------------------------------------------------------------
TOTAL REGULATORY CAPITAL1                               31,733              29,862

1 Currently we do not have Tier III capital components.

BIS RISK POSITION AND CAPITAL ADEQUACY RATIOS

in [e] m.                                         Jun 30, 2003        Dec 31, 2002
----------------------------------------------------------------------------------
BIS risk position1                                     231,712             237,479
----------------------------------------------------------------------------------
BIS capital ratio (Tier I + II)                         13.7 %              12.6 %
----------------------------------------------------------------------------------
BIS core capital ratio (Tier I)                         10.0 %               9.6 %

1 Primarily comprised of credit risk weighted assets. Also includes market risk equivalent assets of [e] 6.7 billion (2002: [e] 6.2 billion).

GROUP QUARTERLY RECORD

BALANCE SHEET

in [e] m.                                         Jun 30, 2003  Mar 31, 2003  Dec 31, 2002  Sep 30, 2002  Jun 30, 2002  Mar 31, 2002
------------------------------------------------------------------------------------------------------------------------------------
Total assets                                           851,267       802,253       758,355       831,446       899,052       950,499
------------------------------------------------------------------------------------------------------------------------------------
Loans, net                                             161,017       167,524       167,303       187,433       247,687       257,723
------------------------------------------------------------------------------------------------------------------------------------
Liabilities                                            821,355       772,810       728,364       799,304       861,150       908,608
------------------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                              29,912        29,443        29,991        32,142        37,902        41,891
------------------------------------------------------------------------------------------------------------------------------------
Tier I risk-based capital (BIS)                         23,205        22,936        22,742        23,946        26,757        27,190
------------------------------------------------------------------------------------------------------------------------------------
Total risk-based capital (BIS)                          31,733        31,369        29,862        32,096        36,917        40,163
------------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT                                                                                                  Three months ended
in [e] m.                                         Jun 30, 2003  Mar 31, 2003  Dec 31, 2002  Sep 30, 2002  Jun 30, 2002  Mar 31, 2002
------------------------------------------------------------------------------------------------------------------------------------
Net interest revenues                                    1,672         1,306         1,416         1,711         2,334         1,725
------------------------------------------------------------------------------------------------------------------------------------
Provision for loan losses                                  340           380           480           753           588           270
------------------------------------------------------------------------------------------------------------------------------------
Commissions and fee revenues                             2,288         2,312         2,674         2,512         3,013         2,635
------------------------------------------------------------------------------------------------------------------------------------
Trading revenues, net                                    1,529         1,784           747           904           974         1,399
------------------------------------------------------------------------------------------------------------------------------------
Other noninterest revenues                                 416          (408)          562           337         1,816         1,788
------------------------------------------------------------------------------------------------------------------------------------
TOTAL NET REVENUES                                       5,565         4,614         4,919         4,711         7,549         7,277
------------------------------------------------------------------------------------------------------------------------------------
Compensation and benefits                                2,801         2,582         2,593         2,943         2,950         2,872
------------------------------------------------------------------------------------------------------------------------------------
Goodwill impairment                                          -           114            62             -             -             -
------------------------------------------------------------------------------------------------------------------------------------
Restructuring activities                                   (27)           (2)          (22)            -           265           340
------------------------------------------------------------------------------------------------------------------------------------
Other noninterest expenses                               1,700         1,686         2,049         1,949         2,111         2,795
------------------------------------------------------------------------------------------------------------------------------------
TOTAL NONINTEREST EXPENSES                               4,474         4,380         4,682         4,892         5,326         6,007
------------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)
AND CUMULATIVE EFFECT OF ACCOUNTING CHANGES              1,091           234           237          (181)        2,223         1,270
------------------------------------------------------------------------------------------------------------------------------------
Income tax expense (benefit)                               503           423           228           (12)          150             6
------------------------------------------------------------------------------------------------------------------------------------
Income tax expense from the reversing effect of the
change in effective tax rate                                16            30           114           130         1,869           704
------------------------------------------------------------------------------------------------------------------------------------
Cumulative effect of accounting changes, net of tax          -             -             -             -             -            37
------------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                          572          (219)         (105)         (299)          204           597
------------------------------------------------------------------------------------------------------------------------------------
KEY FIGURES                                                                                                       Three months ended
                                                  Jun 30, 2003  Mar 31, 2003  Dec 31, 2002  Sep 30, 2002  Jun 30, 2002  Mar 31, 2002
------------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                              [e] 0.97     [e] (0.37)    [e] (0.18)    [e] (0.49)     [e] 0.33      [e] 0.95
------------------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                            [e] 0.93     [e] (0.37)    [e] (0.18)    [e] (0.49)     [e] 0.32      [e] 0.94
------------------------------------------------------------------------------------------------------------------------------------
Return on average total shareholders' equity (RoE)       7.7 %       (2.9) %       (1.5) %       (3.3) %         2.0 %         5.9 %
------------------------------------------------------------------------------------------------------------------------------------
Cost/income ratio1                                      75.8 %        87.7 %        86.7 %        89.5 %        65.5 %        79.6 %
------------------------------------------------------------------------------------------------------------------------------------
BIS core capital ratio (Tier I)                         10.0 %         9.6 %         9.6 %         8.9 %         9.3 %         8.9 %
------------------------------------------------------------------------------------------------------------------------------------
BIS capital ratio (Tier I + II + III)                   13.7 %        13.1 %        12.6 %        12.0 %        12.8 %        13.2 %
------------------------------------------------------------------------------------------------------------------------------------
Employees (full-time equivalents)                       69,308        70,882        77,442        81,976        84,455        84,836

1 Total noninterest expenses as a percentage of net interest revenues before provision for loan losses plus noninterest revenues.

DEFINITIONS OF CERTAIN FINANCIAL MEASURES

In our presentation of results, we use the following terms with the following meanings:

UNDERLYING REVENUES: Reported net revenues less net gains/losses from businesses sold or held for sale and securities available for sale/industrial holdings (including hedging), significant equity pick-ups/write-downs and policyholder benefits and claims (reclassified from noninterest expenses).

TOTAL PROVISION FOR CREDIT LOSSES: Reported provision for loan losses plus provision for off-balance sheet positions (reclassified from noninterest expenses), less change in measurement of other inherent loss allowance.

OPERATING COST BASE: Reported noninterest expenses less restructuring activities, goodwill impairment, minority interest, policyholder benefits and claims (reclassified to underlying revenues) and provision for off-balance sheet positions (reclassified to provision for credit losses).

UNDERLYING PRE-TAX PROFIT: Reported income before income taxes less net gains/losses from businesses sold or held for sale and securities available for sale/industrial holdings (including hedging), significant equity pick-ups/write-downs, restructuring activities, goodwill impairment and change in measurement of other inherent loss allowance. Note that UNDERLYING PRE-TAX PROFIT also equals UNDERLYING REVENUES, less OPERATING COST BASE, TOTAL PROVISION FOR CREDIT LOSSES and minority interest (which is excluded from the calculation of operating cost base).

AVERAGE ACTIVE EQUITY: The portion of our adjusted average total shareholders' equity that has been allocated to our segments pursuant to our capital allocation framework. The overriding objective of this framework is to allocate adjusted average total shareholders' equity based on the economic risk position of each segment. In determining the total amount of average active equity to be allocated, average total shareholders' equity is adjusted to exclude average unrealized gains on securities available for sale, net of tax, average deferred taxes accumulated due to changes in effective tax rates and the reversing effect and average dividends.

COST/INCOME RATIO: Noninterest expenses as a percentage of reported net revenues.

UNDERLYING COST/INCOME RATIO: Operating cost base as a percentage of underlying revenues.

COMPENSATION RATIO: Compensation and benefits as a percentage of reported net revenues.

UNDERLYING COMPENSATION RATIO: Compensation and benefits as a percentage of underlying revenues.

NON-COMPENSATION RATIO: Noninterest expenses less compensation and benefits (non-compensation noninterest expenses) as a percentage of reported net revenues.

UNDERLYING NON-COMPENSATION RATIO: Operating cost base less compensation and benefits (non-compensation operating cost base) as a percentage of underlying revenues.

PROFIT MARGIN: Income before income taxes as a percentage of reported net revenue.

UNDERLYING PROFIT MARGIN: Underlying pre-tax profit as a percentage of underlying revenues.

RETURN ON EQUITY PRE-TAX (BASED ON AVERAGE TOTAL SHAREHOLDERS' EQUITY): Income before income taxes (annualized) as a percentage of average total shareholders' equity.

RETURN ON EQUITY PRE-TAX (BASED ON AVERAGE ACTIVE EQUITY): Income before income taxes (annualized) as a percentage of average active equity.

UNDERLYING RETURN ON EQUITY PRE-TAX: Underlying pre-tax profit (annualized) as a percentage of average active equity.

EQUITY TURNOVER (BASED ON AVERAGE TOTAL SHAREHOLDERS' EQUITY): Net revenues (annualized) as a percentage of average total shareholders' equity.

EQUITY TURNOVER (BASED ON AVERAGE ACTIVE EQUITY): Net revenues (annualized) as a percentage of average active equity.

UNDERLYING EQUITY TURNOVER (BASED ON AVERAGE ACTIVE EQUITY): Underlying revenues (annualized) as a percentage of average active equity.

Our management uses these measures as part of its internal reporting system because it believes that such measures provide it with a more useful indication of the financial performance of our businesses. We are disclosing such measures to provide investors and analysts with further insight into how our management operates our business and to enable them to better understand our discussion of results.

ADJUSTMENTS:

NET GAINS (LOSSES) FROM BUSINESSES SOLD/HELD FOR SALE: We exclude these gains or losses from our calculations of underlying revenues and underlying pre-tax profit because they do not represent results of our continuing businesses.

NET GAINS (LOSSES) FROM SECURITIES AVAILABLE FOR SALE/INDUSTRIAL HOLDINGS (INCLUDING HEDGING): Net gains or losses related to several financial holdings investments and to our portfolio of shareholdings in publicly-listed industrial companies, most of which we have held for over 20 years and which we are reducing over time. Because these investments do not relate to our customer-driven businesses, we exclude all revenues (positive and negative) related to these investments from our underlying results, except for dividend income from the investments, which we do not exclude as funding costs associated with the investments are also not excluded.

SIGNIFICANT EQUITY PICK-UPS/WRITE-DOWNS: This item includes significant net gains/losses from equity method investments and net write-downs on Private Equity investments. They are excluded in the calculation of underlying revenues and underlying pre-tax profit since they reflect results that are not related to our customer-driven businesses.

POLICYHOLDER BENEFITS AND CLAIMS: For our internal steering purposes, we reclassify policyholder benefits and claims from noninterest expenses to noninterest revenues so as to consider them together with insurance revenues, to which they are related. The reclassification does not affect our calculation of underlying pre-tax profits. Following the disposition of most of our insurance operations in early 2002, the size of this item has decreased significantly.

PROVISION FOR OFF-BALANCE SHEET POSITIONS: Provision for off-balance sheet positions is reclassified from noninterest expenses to provision for credit losses because we manage off-balance sheet and loan provisions together. This reclassification does not affect our calculation of underlying pre-tax profit.

CHANGE IN MEASUREMENT OF OTHER INHERENT LOAN LOSS ALLOWANCE: In the 3rd quarter of 2002, we took a charge of Euro 200 million to reflect a change in the measurement of our other inherent loss allowance. This change was made in order to make the provision more sensitive to the prevailing credit environment and less based on historical experience.

RESTRUCTURING ACTIVITIES and GOODWILL IMPAIRMENT are excluded from the calculation of operating cost base and thus underlying pre-tax profit because these items are not considered part of the Group's day-to-day business operations and therefore not indicative of trends.

MINORITY INTEREST: Because minority interest includes portions of not only noninterest expenses but also revenues, provision for loan losses and income tax expenses of our non-wholly owned subsidiaries, the inclusion of minority interest distorts the presentation of the costs that are being managed. Accordingly, we exclude such item in the determination of our operating cost base. Minority interest is not excluded in the calculation of underlying pre-tax profit.

ADJUSTMENTS TO CALCULATE AVERAGE ACTIVE EQUITY: The items excluded from average total shareholders' equity to calculate average active equity - average unrealized gains on securities available for sale, net of tax, average deferred taxes accumulated due to changes in effective tax rates and the reversing effect and average dividends - result primarily from our portfolio of shareholdings in publicly-listed industrial companies. We have held most of our larger participations for over 20 years, and are reducing these holdings over time. We realize gains and losses on these securities only when we sell them. These securities are also responsible for most of the accounting effects of the income tax changes we describe in our June 30, 2003 Interim Report. Accordingly, the adjustments we make to our average total shareholders' equity to derive our average active equity are to exclude unrealized gains or losses on securities available for sale, net of tax, and to exclude the deferred taxes we accumulate in other comprehensive income as a result of such income tax rate changes, which we reverse as tax expenses when we sell these securities. In addition, we adjust our average total shareholders' equity for the effect of our paying a dividend once a year following approval at the general shareholders' meeting.

FORWARD-LOOKING STATEMENTS CONTAIN RISKS

      This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

      By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our restructuring including the envisaged reduction in headcount, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 27, 2003 on pages 9 through 13 under the heading "Risk Factors." Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: July 31, 2003
                                          By: /s/  Krekeler
                                              ----------------------------------
                                          Name: Hans-Dirk Krekeler
                                          Title:Global Co-Head of Legal

                                          By: /s/  Di Iorio
                                              ----------------------------------
                                          Name: Anthony Di Iorio
                                          Title:Group Controller